Exhibit   2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

HIBERNIA CORPORATION,

HIBERNIA ACQUISITION CORPORATION

AND

COASTAL BANCORP, INC.

DATED DECEMBER 1, 2003

TABLE OF CONTENTS

Page

ARTICLE I THE MERGER

1.1	The Merger	1
1.2	Effective Time	2
1.3	The Articles of Incorporation and Bylaws of the Surviving Corporation	2
1.4	Directors and Officers	2

ARTICLE II EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

2.1	Conversion of Shares	2
2.2	Exchange Procedures	3
2.3	Stock Options	5
2.4	Dissenting Shares	5
2.5	Additional Actions	5
2.6	Stock Transfer Records	6

ARTICLE III REPRESENTATIONS AND WARRANTIES OF SELLER

3.1	Corporate Organization	7
3.2	Capitalization	8
3.3	Authority; No Violation	8
3.4	Financial Statements	9
3.5	Absence of Certain Changes or Events	10
3.6	Legal Proceedings	10
3.7	Taxes and Tax Returns	11
3.8	Employee Benefit Plans	12
3.9	Securities Documents and Regulatory Reports	14
3.10	Seller Information	14
3.11	Compliance with Applicable Law	15
3.12	Deposit Insurance and Other Regulatory Matters	15
3.13	Certain Contracts	15
3.14	Properties and Insurance	16
3.15	Environmental Matters	17
3.16	Allowance for Loan Losses and Real Estate Owned	18
3.17	Minute Books	18
3.18	Affiliate Transactions	18
3.19	Internal Controls	19
3.20	Risk Management Instruments	19
3.21	Fairness Opinion	19
3.22	Broker Fees	19
3.23	Loans	19
3.24	Investments	19

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF ACQUIROR

4.1	Corporate Organization	21
4.2	No Activities	21
4.3	Authority; No Violation	21
4.4	Financial Statements	22
4.5	Absence of Certain Changes or Events	23
4.6	Securities Documents and Regulatory Reports	23
4.7	Aquiror Information	23
4.8	Compliance with Applicable Law	23
4.9	Capital; Availability of Funds	24
4.10	Broker Fees	24

ARTICLE V COVENANTS OF THE PARTIES

5.1	Conduct of the Business of Seller	24
5.2	Negative Covenants of Seller	25
5.3	No Solicitation	27
5.4	Negative Covenants of Acquiror	29
5.5	Current Information	30
5.6	Access to Properties and Records; Confidentiality	30
5.7	Regulatory Matters	31
5.8	Approval of Stockholders	31
5.9	Further Assurances	32
5.10	Disclosure Supplements	32
5.11	Public Announcements	32
5.12	Failure to Fulfill Conditions	32
5.13	Certain Post-Merger Agreements	33
5.14	Takeover Laws; No Rights Triggered	35
5.15	Adoption of Accounting Policies	35
5.16	Certain Agreements	35

ARTICLE VI CLOSING CONDITIONS

6.1	Conditions to the Parties' Obligations under this Agreement	36
6.2	Conditions to the Obligations of Acquiror and Merger Sub under this Agreement	36
6.3	Conditions to the Obligations of Seller under this Agreement	37

ARTICLE VII TERMINATION, AMENDMENT AND WAIVER, ETC.

7.1	Termination	38
7.2	Effect of Termination	39
7.3	Amendment, Extension and Waiver	39
7.4	Termination Fees	39

ARTICLE VIII MISCELLANEOUS

8.1	Expenses	41
8.2	Survival	41
8.3	Notices	41
8.4	Parties in Interest	42
8.5	Complete Agreement	43
8.6	Counterparts	43
8.7	Governing Law .	43
8.8	Interpretation	43
8.9	Enforcement	43

	SIGNATURES	45

	Index of Defined Terms	46

	Exhibit Index

	Exhibit A - Plan of Merger
	Exhibit B - Seller Disclosure Schedules
	Exhibit C - Acquiror Disclosure Schedules
	Exhibit D - Joinder Agreement

AGREEMENT AND PLAN OF MERGER

        AGREEMENT AND PLAN OF MERGER, dated as of December 1, 2003 (“Agreement”), between HIBERNIA CORPORATION (“Acquiror”), a Louisiana corporation, Hibernia Acquisition Corporation, a Texas corporation (“Merger Sub”), and Coastal Bancorp, Inc. (“Seller”), a Texas corporation. Each of Acquiror, Merger Sub and Seller is a party (“party”) hereto, and one or more of them are parties (“parties”) to this Agreement as the context may require.

WITNESSETH:

        WHEREAS, the Boards of Directors of Acquiror and Seller each have determined that it is advisable and in the best interests of their respective companies and their stockholders to consummate the business combination transactions provided for herein, including the merger of Merger Sub with and into Seller (together, sometimes referred to as the “Constituent Corporations”) subject to the terms and conditions set forth herein; and

        WHEREAS, the parties desire to provide for certain undertakings, conditions, representations, warranties and covenants in connection with the transactions contemplated hereby.

        NOW, THEREFORE, in consideration of the premises and the mutual covenants, representations, warranties and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I
THE MERGER

        1.1    The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.2 hereof), Merger Sub shall be merged with and into Seller (the “Merger”) in accordance with the Texas Business Corporation Act (the “TBCA”), with Seller as the surviving corporation (hereinafter sometimes called the “Surviving Corporation”) which shall continue its corporate existence under the laws of the State of Texas as a subsidiary of Acquiror and the separate corporate existence of Merger Sub shall terminate. Each share of Seller Common Stock (as defined in Section 2.1 hereof) outstanding immediately prior to the Effective Time (other than shares as to which dissenters’ rights have been asserted and duly perfected in accordance with the TBCA and not effectively withdrawn (the “Seller Dissenting Shares”) and shares held by Acquiror or Seller (including treasury shares) other than in a fiduciary capacity or as a result of debts previously contracted) shall, by virtue of the Merger and without any further action by the holder thereof, be automatically converted into and represent the right to receive, in cash, Forty-One Dollars and Fifty Cents ($41.50) per share (the “Merger Consideration”) subject to the terms, conditions, limitations and procedures set forth in this Agreement and in the Plan of Merger, dated as of the date hereof, between Acquiror and Seller, a copy of which is attached hereto as Exhibit A (the “Plan of Merger”).

        1.2    Effective Time. The Merger shall become effective on the date (the “Closing Date”) and at the time that Articles of Merger are filed with the Secretary of State of the State of Texas pursuant to Section 5.04 of the TBCA, unless a later date and time is specified as the effective time in such documents, provided that the parties shall cause the Merger to be effective no later than the day following the date on which the Closing occurs (the “Effective Time”). A closing (the “Closing”) shall take place at 10:00 a.m. on May 12, 2004 provided that the parties have received all necessary approvals and consents of any governmental or regulatory authority, agency, court, commission or other entity, domestic or foreign (“Governmental Entity”) and the expiration of all statutory waiting periods in respect thereof and the satisfaction or waiver, to the extent permitted hereunder, of the conditions to the consummation of the Merger specified in Article VI of this Agreement (other than the delivery of certificates, instruments and documents to be delivered at the Closing), or if such conditions have not been satisfied by May 10, 2004, then the Closing shall occur on July 9, 2004 at the offices of Acquiror, or at such other place, at such other time, or on such other date as the parties may mutually agree upon. For purposes of this Agreement, a Business Day (“Business Day”) is any day that banks located in the state of Texas are not permitted or required to be closed, except a Saturday or Sunday. At the Closing, there shall be delivered to Acquiror and Seller the certificates and other documents required to be delivered under Article VI hereof.

        1.3    The Articles of Incorporation and Bylaws of the Surviving Corporation. The Articles of Incorporation and the Bylaws of Merger Sub, as may be amended and restated as set forth in the Plan of Merger, shall be the Articles of Incorporation and the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

        1.4    Directors and Officers. Immediately after the Effective Time, the directors of the Surviving Corporation shall consist of the directors of Merger Sub, in office immediately prior to the Effective Time, until their respective successors are duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the Articles of Incorporation and the Bylaws of the Surviving Corporation. The officers of Merger Sub shall, from and after the Effective Time, continue as the officers of the Surviving Corporation until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the Articles of Incorporation and the Bylaws of the Surviving Corporation.

ARTICLE II
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT
CORPORATIONS; EXCHANGE OF CERTIFICATES

        2.1    Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of a holder of shares of the common stock, $0.01 par value per share of the Seller (the “Seller Common Stock”):

(a) Each share of Acquiror capital stock that is issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall be unchanged by the Merger.

    (b)        All shares of Seller Common Stock owned by Seller (including treasury shares) or Acquiror, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired and shall not represent capital stock of the Surviving Corporation and shall not be exchanged for the Merger Consideration.

    (c)        Subject to Sections 2.1(b) and 2.4, each share of Seller Common Stock issued and outstanding at the Effective Time shall be converted into, and shall be canceled in exchange for, the right to receive the Merger Consideration.

    (d)        Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation.

      2.2    Exchange Procedures.

    (a)        On or before the day prior to the Closing Date, Acquiror shall deposit with the Exchange Agent (defined below) cash in the amount of the aggregate Merger Consideration and the Option Consideration (as defined in Section 2.3, below) for the benefit of Seller’s Stockholders and Option holders.

    (b)        Acquiror shall use its best efforts to cause the Exchange Agent, within five Business Days after the Effective Time, to mail to each holder of record of Seller Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1: (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the stock certificate(s) which immediately prior to the Effective Time represented outstanding shares of Seller Common Stock (the “Seller Stock Certificates”) shall pass, only upon delivery of the Seller Stock Certificates (or affidavits of loss in lieu of such certificates) (the “Letter of Transmittal”) to Mellon Investor Services, L.L.C., or to such other person designated by Acquiror and reasonably acceptable to Seller, the person authorized to act as exchange agent under this Agreement, (the “Exchange Agent”), and shall be in such form and have such other provisions as Acquiror or the Exchange Agent may reasonably specify, and (ii) instructions for use in surrendering the Seller Stock Certificates in exchange for the Merger Consideration to be paid in consideration therefor upon surrender of such Seller Stock Certificates in accordance with this Article II.

    (c)        If any portion of the Merger Consideration is to be paid to a person other than the person in whose name a Seller Stock Certificate so surrendered is registered, it shall be a condition to such payment that such Seller Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay to the Exchange Agent any transfer or other similar Taxes (as defined in Section 3.7(c)) required as a result of such payment to a person other than the registered holder of such Seller Stock Certificate, or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable. Acquiror or the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of the Seller Common Stock such amounts as Acquiror or the Exchange Agent is required to deduct and withhold under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent the amounts are so withheld by Acquiror or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of the Seller Common Stock in respect of whom such deduction and withholding was made by Acquiror or the Exchange Agent.

    (d)        After the Effective Time there shall be no further registration or transfers of shares of the Seller Common Stock. If after the Effective Time, the Seller Stock Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged for the Merger Consideration in accordance with the procedures set forth in this Article II.

    (e)        At any time following the one year anniversary of the Effective Time, Acquiror shall be entitled to require the Exchange Agent to deliver to it any remaining portion of the Merger Consideration not distributed to holders of shares of the Seller Common Stock that was deposited with the Exchange Agent prior to the Effective Time (the “Exchange Fund”) (including any interest received with respect thereto and other income resulting from investments by the Exchange Agent, as directed by Acquiror), and holders shall be entitled to look only to Acquiror (subject to abandoned property, escheat or other similar laws) with respect to the Merger Consideration, without any interest thereon. Notwithstanding the foregoing, neither Acquiror, Seller nor the Exchange Agent shall be liable to any holder of a Seller Stock Certificate for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

    (f)        In the event any of the Seller Stock Certificate(s) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact in form and substance reasonably acceptable to Acquiror and the Exchange Agent by the person claiming such Seller Stock Certificate(s) to be lost, stolen or destroyed and, if required by Acquiror or the Exchange Agent, the posting by such person of a bond in such sum as either of them may reasonably direct as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Seller Stock Certificate(s), the Exchange Agent will issue the Merger Consideration deliverable in respect of the shares of Seller Common Stock represented by such lost, stolen or destroyed Seller Stock Certificate(s).

    (g)        Upon surrender to the Exchange Agent of Seller Stock Certificate(s), accompanied by a properly completed Letter of Transmittal, a holder of the Seller Common Stock will be entitled to receive, promptly after the Effective Time, the Merger Consideration in respect of the shares of the Seller Common Stock represented by such Seller Stock Certificate(s). Until so surrendered, each such Seller Stock Certificate shall represent after the Effective Time, for all purposes, only the right to receive the Merger Consideration without any interest thereon.

    (h)        The method of payment of cash for shares of the Seller Common Stock converted into the right to receive the Merger Consideration shall be by bank check or other method which will be paid to a holder of shares of Seller Common Stock promptly after receipt by the Exchange Agent of a properly completed Letter of Transmittal and Seller Stock Certificate(s) (or the appropriate affidavit of loss). Acquiror shall instruct the Exchange Agent to promptly pay the Merger Consideration.

        2.3    Stock Options. Each option with respect to the Seller Common Stock (a “Seller Stock Option”) that has been issued pursuant to the 1991 Stock Compensation Program, the 1995 Stock Compensation Program and the 1999 Stock Compensation Program (the “Stock Option Plans”) and that is outstanding at the Effective Time, whether or not exercisable or vested, shall be canceled and converted into the right to receive from Acquiror, subject to required withholding taxes, if any, cash in an amount equal to the difference between the Merger Consideration and the per share exercise price of such Seller Stock Option for each share of the Seller Common Stock subject to such Seller Stock Option (the “Option Consideration”). Seller will provide written notice to each holder of a then outstanding Seller Stock Option (whether or not such stock option is then vested or exercisable), that such Seller Stock Option is exercisable in full and that such stock option will terminate at the Effective Time and that, if such Seller Stock Option is not exercised or otherwise terminated on or before the Effective Time, such holder shall be entitled to receive in consideration of the cancellation of such Seller Stock Option the Option Consideration for each share of Seller Common Stock covered by such Seller Stock Option, subject to any required withholding of taxes. The Seller shall use its reasonable best efforts to obtain the written acknowledgement of each holder of a then-outstanding Seller Stock Option with regard to the cancellation of such stock option and the payment therefor in accordance with the terms of this Agreement. Acquiror or the Exchange Agent shall pay the Option Consideration to the holders of Seller Stock Options by bank check or other method by not later than the third Business Day after the Closing Date.

        2.4    Dissenting Shares. No outstanding Seller Dissenting Share shall be converted into or represent a right to receive the Merger Consideration, and the holder thereof shall be entitled only to such rights as are granted by the TBCA. Seller shall give Acquiror prompt notice upon receipt by Seller of any such written demands for payment of the fair value of such shares of the Seller Common Stock and of withdrawals of such demands and any other instruments provided pursuant to the TBCA (any stockholder duly making such demand being hereinafter called a “Dissenting Stockholder”). Prior to the Closing Date, Seller and Acquiror shall mutually agree as to the actions taken by Seller with respect to any such demands or notices. On and after the Closing Date, Acquiror shall direct all negotiations and proceedings with respect to any such demands or notices. Seller shall not, without the prior written consent of Acquiror, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands. If any Dissenting Stockholder shall effectively withdraw or lose (through failure to perfect or otherwise) his right to such payment at or prior to the Effective Time, such holder’s shares of the Seller Common Stock shall be automatically converted into a right to receive the Merger Consideration in accordance with the applicable provisions of this Agreement without any interest thereon. If such holder shall effectively withdraw or lose (through failure to perfect or otherwise) his right to such payment after the Effective Time, each share of the Seller Common Stock of such holder shall be automatically converted, on a share by share basis, into the right to receive the Merger Consideration without any interest thereon.

        2.5    Additional Actions. If at any time after the Effective Time the Surviving Corporation shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to carry out the purposes of this Agreement, Seller and its proper officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the purposes of this Agreement; and the proper officers and directors of the Surviving Corporation are fully authorized in the name of Seller or otherwise to take any and all such action.

        2.6    Stock Transfer Records. Prior to the Effective Time, Seller shall continue to maintain its stock transfer records and to transfer and replace stock certificates in accordance with its existing policies and past practices with regard to such transfers and replacements. From and after the Effective Time, there shall be no transfers on the stock transfer books of Seller of shares of Seller Common Stock which were issued and outstanding immediately prior to the Effective Time.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

        Seller makes the representations and warranties to Acquiror contained in this Article III, except as set forth in the disclosure schedule attached hereto as Exhibit B (the “Seller Disclosure Schedule”). The Seller Disclosure Schedule is arranged in sections corresponding to the numbered and lettered sections contained in this Article III, and the disclosures in any section of the Seller Disclosure Schedule shall be deemed to be a disclosure with respect to another section in this Article III if the fact or circumstance disclosed may reasonably be deemed pertinent to such section. Disclosure in any section of the Seller Disclosure Schedule shall be effectively made whether or not expressly excepted in the corresponding section of this Agreement. The Seller Disclosure Schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article III or to one or more of Seller’s covenants contained in Article V; provided, however, that (a) no such item is required to be set forth in the Seller Disclosure Schedule as an exception to a representation or warranty if its absence would not be reasonably likely to result in the related representation or warranty being deemed untrue or incorrect, and (b) the mere inclusion of an item in the Seller Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Seller that such item represents a material exception or fact, event or circumstance or that, absent such inclusion in the Seller Disclosure Schedule, such item is or would be reasonably likely to result in a Material Adverse Change or Effect. For purposes of this Agreement, the term “Material Adverse Effect” or “Material Adverse Change” means (a) with respect to Seller, any effect or change that is material and adverse to the assets, financial condition, results of operations or business of Seller and the Seller Subsidiaries taken as a whole or would materially impair the ability of Seller to perform its obligations under this Agreement or otherwise materially impede consummation of the transactions contemplated hereby; provided, however, that with respect to Seller, Material Adverse Effect or Material Adverse Change shall not be deemed to include the impact of (i) changes in laws and regulations or interpretations thereof by Governmental Entities generally applicable to depository institutions and their holding companies (including changes in insurance deposit assessment rates and special assessments with respect thereto), (ii) changes in GAAP or regulatory accounting principles generally applicable to financial institutions and their holding companies, (iii) actions and omissions of the Seller or any of the Seller Subsidiaries requested by the Acquiror, (iv) the direct effects of compliance with this Agreement on the operating performance of the parties including expenses incurred by the parties hereto in consummating the transactions contemplated by this Agreement, and (v) changes in general economic conditions, including changes in interest rates generally; and (b) with respect to Acquiror, any change or effect that materially impairs the ability of Acquiror or Merger Sub to make payment on the Closing Date of the aggregate Merger Consideration, Option Consideration and other related costs and expenses necessary to consummate the Merger and the transactions contemplated hereby or otherwise materially impairs the ability of Acquiror or Merger Sub to perform their obligations under this Agreement or to consummate the Merger or the transactions contemplated hereby, provided, however, that with respect to Acquiror, Material Adverse Change or Material Adverse Effect and the change or effect set forth in this subsection (b) above, shall not include (i) any change in banking or similar laws, rules or regulations of general applicability to banks, savings institutions or their holding companies or interpretations thereof by Governmental Entities; (ii) changes in GAAP that are generally applicable to the banking or savings industries; and (iii) changes attributable to or resulting from changes in general economic conditions, including changes in the prevailing level of interest rates. The following statements are made as of the date of this Agreement. The phrase “delivered to Acquiror” or “made available to Acquiror” or any phrase of similar import means that Seller has delivered, provided access to or made certain items available for review and copying to Acquiror or its counsel. For purposes of this Agreement, the phrase “to the Knowledge of Seller” or any phrase of similar import shall be deemed to refer to the actual knowledge of the senior vice president level and above of Seller as of the date hereof.

      3.1    Corporate Organization.

    (a)        Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas. Seller has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a material adverse effect on the business, operations, assets or financial condition of Seller and the Seller Subsidiaries (as defined in Section 3.1(b) hereof) taken as a whole. Seller and Coastal Banc Holding Company, Inc., a Delaware corporation (“Seller Intermediate Holding Company”), each are registered as savings and loan holding companies under the Home Owners’ Loan Act, as amended (the “HOLA”). Seller Disclosure Schedule 3.1(a) sets forth true and complete copies of the Articles of Incorporation and Bylaws of Seller and the Seller Subsidiaries as in effect on the date hereof.

    (b)        The only direct or indirect subsidiaries of Seller are set forth on Seller Disclosure Schedule 3.1(b) (together with the Seller Intermediate Holding Company, the “Seller Subsidiaries”). Each of the Seller Subsidiaries (i) is duly organized and validly existing and in good standing under the laws of its respective jurisdiction of incorporation, (ii) has the corporate power and authority to own or lease all of its properties and assets and to conduct its business as it is now being conducted, and (iii) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a material adverse effect on the business, operations, assets or financial condition of Seller and the Seller Subsidiaries taken as a whole. Other than the Seller Subsidiaries, Seller does not own or control, directly or indirectly, a 5% or greater equity interest in any corporation, company, association, partnership, joint venture or other entity.

        3.2    Capitalization. The authorized capital stock of Seller consists of 30,000,000 shares of the Seller Common Stock, of which 5,235,106 are issued and outstanding and 2,746,328 shares are held in treasury as of the date hereof, and 5,000,000 shares of preferred stock, of which no shares are issued and outstanding as of the date hereof. All issued and outstanding shares of capital stock of Seller, and all issued and outstanding shares of capital stock of each of the Seller Subsidiaries, have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. All of the outstanding shares of capital stock of each of the Seller Subsidiaries are owned by Seller or a Seller Subsidiary free and clear of any liens, encumbrances, charges, restrictions or rights of third parties of any kind whatsoever, and, except for options to purchase 519,249 shares of the Seller Common Stock which have been granted prior to the date hereof pursuant to the Stock Option Plans, and which are outstanding as of the date hereof (the “Outstanding Seller Stock Options”), the obligation to issue shares of Seller Common Stock to members of the Board of Directors pursuant to the 2002 Non-Employee Director Stock Purchase Plan, and the Board of Directors approval to repurchase shares of Seller Company Stock from time to time, none of Seller or any of the Seller Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the transfer, purchase or issuance of any shares of capital stock of Seller or any of the Seller Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of such capital stock or any securities convertible into or representing the right to purchase or subscribe for any such stock.

      3.3    Authority; No Violation.

    (a)        Subject to the approval of this Agreement and the Plan of Merger and the transactions contemplated hereby and thereby by the stockholders of Seller, Seller has full corporate power and authority to execute and deliver this Agreement and the Plan of Merger and to consummate the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof. The execution and delivery of this Agreement and the Plan of Merger and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved by the unanimous vote of the Board of Directors of Seller. Except for the approval of Seller’s stockholders of this Agreement and the Plan of Merger, no other corporate proceedings on the part of Seller are necessary to consummate the transactions so contemplated. This Agreement and the Plan of Merger have been duly and validly executed and delivered by Seller and constitute legal, valid and binding obligations of Seller, enforceable against it in accordance with and subject to their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and except that the availability of equitable remedies (including specific performance) is within the discretion of the appropriate court.

    (b)        None of the execution and delivery of this Agreement and the Plan of Merger by Seller, nor the consummation by Seller of the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof, or compliance by Seller with any of the terms or provisions hereof or thereof, will (i) violate any provision of the Articles of Incorporation or other governing instrument or Bylaws of Seller or any of the Seller Subsidiaries, (ii) assuming that the consents and approvals set forth below are duly obtained, violate any material provision of any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Seller or any of the Seller Subsidiaries or any of their respective properties or assets, or (iii) violate, conflict with, result in a breach of any material provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, require the payment of any termination or like fee, or result in the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of Seller or any of the Seller Subsidiaries under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Seller or any of the Seller Subsidiaries is a party, or by which any of their respective properties or assets may be bound or affected. Except for consents and approvals of or filings or registrations with or notices to the Securities and Exchange Commission (the “Commission”), the Secretary of State of the State of Texas, the Office of Thrift Supervision (the “OTS”), the Federal Deposit Insurance Corporation (the “FDIC”), the Texas Savings and Loan Department (the “TSLD”), the National Association of Securities Dealers (“NASD”), the NASDAQ Stock Market (the “NASDAQ”), the Texas Department of Insurance (the “TDI”) and the stockholders of Seller, no consents or approvals of or filings or registrations with or notices to any Governmental Entity or non-governmental third party are required on behalf of Seller in connection with (a) the execution and delivery of this Agreement and the Plan of Merger by Seller and (b) the consummation by Seller of the Merger and the other transactions contemplated hereby and by the Plan of Merger.

    (c)        Seller has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of (i) any “moratorium”, “control share”, “fair price”, “supermajority”, “affiliate transactions”, “business combination” or other state antitakeover laws and regulations (collectively, “Takeover Laws”), including under Part 13 of the TBCA and (ii) the provisions of Article X of its Articles of Incorporation.

      3.4    Financial Statements.

    (a)        Seller has previously delivered to Acquiror copies of the consolidated balance sheets of Seller as of December 31, 2002, 2001 and 2000 and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years ended December 31, 2002, 2001 and 2000, in each case accompanied by the audit reports of KPMG LLP independent public accountants, as well as the unaudited consolidated balance sheet of Seller as of September 30, 2003 and the related unaudited consolidated statements of income, changes in stockholders’ equity and cash flows for the three and nine months ended September 30, 2003 and 2002. The consolidated financial statements of Seller referred to herein (including the related notes, where applicable), as well as the consolidated financial statements contained in the reports of Seller to be delivered by Seller pursuant to Section 5.5 hereof, fairly present or will fairly present, as the case may be, the consolidated financial condition of Seller as of the respective dates set forth therein, and the related consolidated statements of income, changes in stockholders’ equity and cash flows (including the related notes, where applicable) fairly present or will fairly present, as the case may be, the results of the consolidated operations, changes in stockholders’ equity and cash flows of Seller for the respective periods or as of the respective dates set forth therein (it being understood that Seller’s interim financial statements are not audited and are not prepared with related notes but reflect all adjustments which were, at the time, in the opinion of Seller, necessary for a fair presentation of such financial statements).

    (b)        Each of the financial statements referred to in this Section 3.4 (including the related notes, where applicable) has been or will be, as the case may be, prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved. The books and records of Seller and the Seller Subsidiaries are being maintained in material compliance with applicable legal and accounting requirements and reflect only actual transactions.

    (c)        Except to the extent reflected, disclosed or reserved against in the consolidated financial statements referred to in the first sentence of Section 3.4(a) or the notes thereto or liabilities incurred since September 30, 2003 in the ordinary course of business and consistent with past practice, none of Seller or any of the Seller Subsidiaries has any obligation or liability, whether absolute, accrued, contingent or otherwise, material to the business, operations, assets or financial condition of Seller and the Seller Subsidiaries taken as a whole. For purposes of this Section 3.4(c), a breach of warranty, contract or agreement, a commission of a tort or the violation of an applicable federal or state law shall not be considered to be within the purview of Seller’s ordinary course of business.

        3.5    Absence of Certain Changes or Events. There has not been any material adverse change in the business, operations, assets or financial condition of Seller and the Seller Subsidiaries taken as a whole since September 30, 2003, other than: (i) any change in banking or similar laws, rules or regulations of general applicability to banks, savings institutions or their holding companies or interpretations thereof by Governmental Entities; (ii) changes in GAAP that are generally applicable to the banking or savings industries; (iii) reasonable expenses incurred in connection with the transactions contemplated hereby; (iv) actions or omissions of a party (or any of its subsidiaries) taken with the prior written consent of the other party after the date hereof; or (v) changes attributable to or resulting from changes in general economic conditions, including changes in the prevailing level of interest rates.

        3.6    Legal Proceedings. Except as set forth on Seller Disclosure Schedule 3.6, neither Seller nor any of the Seller Subsidiaries is a party to any, and there are no pending or, to the Knowledge of Seller, threatened legal, administrative, arbitration or other proceedings, claims, actions or governmental investigations of any nature against Seller or any of the Seller Subsidiaries. Neither Seller nor any of the Seller Subsidiaries is a party to any order, judgment or decree which effects adversely the business, operations, assets or financial condition of Seller and the Seller Subsidiaries taken as a whole.

        3.7    Taxes and Tax Returns.

    (a)        Each of Seller and the Seller Subsidiaries, and the affiliated, combined or unitary group (within the meaning of applicable federal income tax law) of which any such corporation is or was a member, as the case may be (individually a “Seller Affiliate” and collectively, “Seller Affiliates”), has duly filed (and until the Effective Time will so file) all returns, declarations, reports, information returns and statements (“Returns”) required to be filed or sent by or with respect to them in respect of any Taxes (as hereinafter defined), and has duly paid (and until the Effective Time will so pay) all Taxes due and payable other than Taxes or other charges which (i) are being contested in good faith (and are set forth on Seller Disclosure Schedule 3.7(a)) and (ii) have not finally been determined. Seller, the Seller Subsidiaries and the Seller Affiliates have established (and until the Effective Time will establish) on their books and records reserves that are adequate for the payment of all Taxes not yet due and payable, whether or not disputed or accrued, as applicable. Except as set forth in Seller Disclosure Schedule 3.7(a), (i) the federal income tax returns of Seller, the Seller Subsidiaries and the Seller Affiliates have been examined by the Internal Revenue Service (the “IRS”) (or are closed to examination due to the expiration of the applicable statute of limitations), and (ii) the Texas franchise tax returns of Seller, the Seller Subsidiaries and the Seller Affiliates have been examined by applicable authorities (or are closed to examination due to the expiration of the statute of limitations), and in the case of both (i) and (ii) no deficiencies were asserted as a result of such examinations which have not been resolved and paid in full. All Returns filed (and until the Closing Date to be filed) are or will be, as applicable, complete and accurate. There are no audits or other administrative or court proceedings presently pending nor any other disputes pending, or claims asserted in writing for, Taxes or assessments upon Seller or any of the Seller Subsidiaries or Seller Affiliates, nor has Seller or any of the Seller Subsidiaries or Seller Affiliates given any currently outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Returns.

    (b)        Except as set forth in Seller Disclosure Schedule 3.7(b), none of Seller or any of the Seller Subsidiaries or Seller Affiliates (i) has requested any extension of time within which to file any Return which Return has not since been filed, (ii) is a party to any written or unwritten agreement, arrangement or understanding providing for the allocation or sharing of, or indemnification with respect to, Taxes, (iii) is required to include in income any adjustment pursuant to Section 481(a) of the Code, by reason of a voluntary change in accounting method initiated by Seller or any Seller Subsidiary or Seller Affiliate (nor does Seller have any Knowledge that the IRS has proposed any such adjustment or change of accounting method), (iv) has filed a consent pursuant to Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply, (v) has been a “distributing corporation” or a “controlled corporation” in a transaction intended to qualify under Section 355(a) of the Code within the past five years, (vi) has ever been a member of a consolidated, combined or unitary Tax group (other than a group of which Seller is or was the common parent) or (vii) has ever engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

    (c)        For purposes of this Agreement, “Taxes” shall mean all taxes, charges, fees, levies or other assessments, including all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment (including withholding, payroll and employment taxes required to be withheld with respect to income paid to employees), excise, estimated, severance, stamp, occupation, property or other taxes, customs duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority (domestic or foreign).

      3.8    Employee Benefit Plans.

    (a)        Each employee benefit plan or arrangement of Seller or any of the Seller Subsidiaries which is an “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), is listed in Seller Disclosure Schedule 3.8(a) and each bonus, deferred compensation, pension (including an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (“Pension Plan”)), retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock and stock option plan, employment or severance contract and all other employee benefit plans that cover current or former officers or employees (“Employees”) or current or former directors of it and its Subsidiaries, whether written or unwritten, including all amendments, supplements or other related documents thereto, is listed in Seller Disclosure Schedule 3.8(a) (the “Seller Plans”). Seller has previously furnished to Acquiror true and complete copies of each Seller Plan together, if applicable, with (i) the most recent actuarial and financial reports prepared with respect to any qualified Seller Plans, (ii) the most recent annual reports filed with any Governmental Entity, and (iii) all rulings and determination letters and any open requests for rulings or letters that pertain to any qualified Seller Plans.

    (b)        Each Seller Plan has been operated in compliance in all material respects with the applicable provisions of ERISA, the Code, all regulations, rulings and announcements promulgated or issued thereunder, and all other applicable governmental laws and regulations. Each of its Seller Plans which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS covering all tax law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code. As of the date hereof, there is no pending or, to Seller’s Knowledge, threatened litigation relating to its Seller Plans. Neither Seller nor any of the Seller Subsidiaries, to the best of their Knowledge, has engaged in a transaction with respect to any Seller Plan subject to ERISA (an “ERISA Plan”) that, assuming the taxable period of such transaction expired as of the date hereof, could subject it or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA. Neither Seller nor any of the Seller Subsidiaries, to the best of their Knowledge, has incurred a tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA. No liability under Title IV of ERISA has been incurred by Seller or any of the Seller Subsidiaries, with respect to a multiemployer plan currently or formerly maintained by any of them, or the single-employer plan of any entity (“ERISA Affiliate Plan”) which is considered one employer with it under Section 4001 of ERISA or Section 414 of the Code (“ERISA Affiliate”). Seller and the Seller Subsidiaries have neither contributed to nor been obligated to contribute to any “multiemployer plan” within the meaning of Section 3(37) of ERISA, regardless of whether based on contributions of an ERISA Affiliate. No notice of a “reportable event”, within the meaning of Section 4043 of ERISA, for which the 30-day reporting requirement has not been waived or extended, other than pursuant to Pension Benefit Guaranty Corporation (“PBGC”) Reg. Section 4043.66, has been required to be filed for any of its Pension Plans or by any of its ERISA Affiliates within the 12-month period ending on the date hereof, or will be required to be filed as a result of the transactions contemplated by this Agreement.

    (c)        All contributions required to be made by Seller or the Seller Subsidiaries under the terms of any of its Seller Plans, as of the date hereof, have been timely made or have been reflected on its financial statements referred to in Section 3.4. Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no ERISA Affiliate has an outstanding funding waiver. It is not reasonably anticipated that required minimum contributions to any Pension Plan under Section 412 of the Code will be materially increased by application of Section 412(l) of the Code. None of Seller, the Seller Subsidiaries or its ERISA Affiliates has provided, or is required to provide, security to any Pension Plan pursuant to Section 401(a)(29) of the Code.

    (d)        Under each Pension Plan which is a single-employer plan, as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities”, within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in the most recent actuarial valuation of such Pension Plan), did not exceed the then current value of the assets of such Pension Plan, and there has been no material change in the financial condition of such Pension Plan since the last day of the most recent plan year.

    (e)        Except as to continued coverage provided in accordance with Section 4980(B) of the Code, neither Seller nor any of the Seller Subsidiaries have any obligations for retiree health and life insurance benefits under any ERISA Plan. Seller or its Subsidiaries may amend or terminate any such health or life insurance benefit plan maintained by Seller or the Seller Subsidiaries at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

    (f)        There has been no amendment to, announcement by Seller or any of the Seller Subsidiaries relating to, or change in employee participation or coverage under, any Seller Plan which would increase materially the expense of maintaining such Seller Plan above the level of the expense incurred therefor for the most recent fiscal year. Except as set forth in Seller Disclosure Schedule 3.8(f), neither the execution of this Agreement, stockholder approval of this Agreement nor the consummation of the transactions contemplated hereby (individually or in conjunction with any other event) will (i)  accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits or increase in the amounts payable or result in any other material obligation pursuant to any Seller Plan, (ii)  limit or restrict its right or, after the consummation of the transactions contemplated hereby, the right of Acquiror (as defined in Section 5.13(a)(1)) to merge, amend or terminate any Seller Plan, (iii) entitle any Employee to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (iv)  result in any payment under any Seller Plan which would not be deductible under Section 162(m) or Section 280G of the Code, or (v) cause it or any of its Subsidiaries to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity-based award.

    (g)        With respect to each Seller Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code: (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived; (ii) the fair market value of the assets of such Plan equals or exceeds the actuarial present value of all accrued benefits under such Plan (whether or not vested); (iii) all premiums to the PBGC have been timely paid in full; and (vi) to Seller’s Knowledge, the PBGC has not instituted proceedings to terminate any such Plan.

      3.9    Securities Documents and Regulatory Reports.

    (a)        Seller has previously delivered or made available to Acquiror an accurate and complete copy of each final registration statement, prospectus, annual, quarterly or current report and definitive proxy statement or other communication (other than general advertising materials), report or statement filed pursuant to the Securities Act of 1933, as amended (the “1933 Act”), or the Securities Exchange Act of 1934, as amended (the “1934 Act”), or mailed by Seller to its stockholders as a class since January 1, 2001, and each such final registration statement, prospectus, annual, quarterly or current report and definitive proxy statement or other communication, report or statement as of its date, complied in all material respects with all applicable statutes, rules and regulations and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; provided that information as of a later date filed publicly or provided to Acquiror prior to the date hereof shall be deemed to modify information as of an earlier date.

    (b)        Seller and each of the Seller Subsidiaries has duly filed with the OTS, the TSLD and the FDIC in correct form the monthly, quarterly and annual reports required to be filed under applicable laws and regulations, and Seller has delivered or made available to Acquiror accurate and complete copies of such reports. Seller Disclosure Schedule 3.9(b) lists all examinations of Seller or of the Seller Subsidiaries conducted by the applicable thrift regulatory authorities since January 1, 2001 and the dates of any responses thereto submitted by Seller. In connection with the most recent examinations of Seller or the Seller Subsidiaries by the applicable thrift regulatory authorities, neither Seller nor any of the Seller Subsidiaries was required to correct or change any action, procedure or proceeding which Seller believes has not been now corrected or changed as required.

        3.10    Seller Information. None of the information relating to Seller and the Seller Subsidiaries to be provided by Seller or the Seller Subsidiaries for use in the proxy statement on Schedule 14A to be filed by Seller with the Commission in connection with the solicitation of the approval of this Agreement, the Plan of Merger and the transactions contemplated hereby and thereby by the stockholders of Seller, as amended or supplemented (or on any successor or other appropriate schedule or form) (the “Proxy Statement”) will, as of the date such Proxy Statement is mailed to the stockholders of Seller and up to and including the date of the Special Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (except that this representation shall not apply to any information in the Proxy Statement supplied by Acquiror for use therein), provided that information as of a later date shall be deemed to modify information as of an earlier date.

      3.11    Compliance with Applicable Law.

    (a)        Each of Seller and the Seller Subsidiaries has all material permits, licenses, certificates of authority, orders and approvals of, and has made all material filings, applications and registrations with Governmental Entities that are required in order to permit it to carry on its business as it is presently being conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect; and to the Knowledge of Seller, no suspension or cancellation of any of the same is threatened.

    (b)        Neither Seller nor any of the Seller Subsidiaries is in violation of its respective Articles of Incorporation or other governing instrument or Bylaws, or is in violation of any material provision of any applicable federal, state or local law or ordinance or any order, rule or regulation of any Governmental Entity, or in default with respect to any order, writ, injunction or decree of any court in any material respect, or in default under any order, license, regulation or demand of any Governmental Entity in any material respects; and neither Seller nor any of the Seller Subsidiaries has received any written notice from any Governmental Entity asserting that Seller or any of the Seller Subsidiaries is in violation of any of the foregoing. Neither Seller nor any of the Seller Subsidiaries is subject to any regulatory or supervisory cease and desist order, agreement, written directive, memorandum of understanding or written commitment (other than those of general applicability to all savings associations issued by Governmental Entities), and none of them has received any written communication requesting that they enter into any of the foregoing.

      3.12    Deposit Insurance and Other Regulatory Matters.

    (a)        The deposit accounts of Coastal Banc ssb (“Seller Bank”) are insured by the FDIC to the maximum extent permitted by the Federal Deposit Insurance Act, as amended (the “FDIA”), and Seller Bank has paid all premiums and assessments required by the FDIA and the regulations thereunder.

    (b)        Seller Bank is a member in good standing of the Federal Home Loan Bank (the “FHLB”) of Dallas and owns the requisite amount of stock in the FHLB of Dallas.

    (c)        Seller Bank is a “qualified thrift lender,” as such term is defined in the HOLA and the regulations thereunder.

      3.13    Certain Contracts.

    (a)        Except as disclosed in Seller Disclosure Schedule 3.13(a), neither Seller nor any of the Seller Subsidiaries is a party to, is bound or affected by, receives, or is obligated to pay benefits under, (i) any agreement, arrangement or commitment, including any agreement, indenture or other instrument relating to the borrowing of money by Seller or any of the Seller Subsidiaries or the guarantee by Seller or any of the Seller Subsidiaries of any obligation, (ii) any agreement, arrangement or commitment relating to the employment of a consultant or the employment, retirement, election or retention in office of any present or former director or officer of Seller or any of the Seller Subsidiaries, (iii) any contract, agreement or understanding with a labor union, (iv) any agreement, arrangement or understanding with any director, officer, employee or consultant of Seller or any of the Seller Subsidiaries, (v) any agreement, arrangement or understanding to which Seller or any of the Seller Subsidiaries is a party or by which any of the same is bound which limits the freedom of Seller or any of the Seller Subsidiaries to compete in any line of business or with any person, or that involve any restriction of the geographic area in which, or method by which, it or any of its Subsidiaries may carry on its business (other than as may be required by law or any regulatory agency), (vi) any assistance agreement, supervisory agreement, memorandum of understanding, consent order, cease and desist order or condition of any regulatory order or decree with or by the OTS, the FDIC or any other regulatory agency, (vii) any joint venture, partnership or similar agreement, arrangement or understanding providing for the sharing of profits, losses, costs or liabilities by it or any of the Seller Subsidiaries with any other person, or (viii) any other agreement, arrangement or understanding to which Seller or any of the Seller Subsidiaries is a party or by which Seller or any of Seller’s Subsidiaries or any of their respective properties or assets is bound, and which is material to the business, operations, assets or financial condition of Seller and the Seller Subsidiaries taken as a whole (excluding loan agreements or agreements relating to deposit accounts), in each of the foregoing cases whether written or oral.

    (b)        Neither Seller nor any of the Seller Subsidiaries is in default or in non-compliance under any material provision of any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party or by which its assets, business or operations may be bound or affected, whether entered into in the ordinary course of business or otherwise and whether written or oral (referred to herein as a “Seller Agreement”), and there has not occurred any event that with the lapse of time or the giving of notice, or both, would constitute such a default or non-compliance. With respect to each Seller Agreement, such Seller Agreement is in full force and effect in accordance with its terms; all rents and other monetary amounts that may have become due and payable thereunder by Seller have been paid or are being disputed in good faith; and the Merger will not constitute (whether with or without notice, lapse of time, or both) a default or cause for termination or modification of such Seller Agreement or cause the acceleration of any obligations of Seller.

      3.14    Properties and Insurance.

    (a)        All real and personal property owned by Seller or any of the Seller Subsidiaries or presently used by any of them in their respective business is in an adequate condition (ordinary wear and tear excepted) and is sufficient to carry on the business of Seller and the Seller Subsidiaries in the ordinary course of business consistent with their past practices. Seller and the Seller Subsidiaries have good and, as to owned real property, marketable title to all material assets and properties, whether real or personal, tangible or intangible, reflected in Seller’s consolidated unaudited balance sheet as of September 30, 2003, or owned and acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since September 30, 2003), subject to no encumbrances, liens, mortgages, security interests or pledges, except (i) those items that secure liabilities that are reflected in said consolidated balance sheet or the notes thereto or have been incurred in the ordinary course of business after the date of such consolidated balance sheet, (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith, (iii) such encumbrances, liens, mortgages, security interests, pledges and title imperfections that are not in the aggregate material to the business, operations, assets or financial condition of Seller and the Seller Subsidiaries taken as a whole, and (iv) with respect to owned real property, title imperfections noted in title reports delivered to Acquiror prior to the date hereof. Seller and the Seller Subsidiaries as lessees have the right under valid and subsisting leases to occupy, use, possess and control all property leased by them in all material respects as presently occupied, used, possessed and controlled by Seller and the Seller Subsidiaries and the consummation of the transactions contemplated hereby and by the Plan of Merger will not affect any such right. Seller Disclosure Schedule 3.14(a) sets forth an accurate listing of each lease pursuant to which Seller or any of the Seller Subsidiaries acts as lessor or lessee, including the expiration date and the terms of any renewal options which relate to the same. Neither Seller nor any of the Seller Subsidiaries has any legal obligation, absolute or contingent, to any other person to sell or otherwise dispose of any substantial part of its assets or to sell or dispose of any of its assets except in the ordinary course of business consistent with past practices.

    (b)        Seller Disclosure Schedule 3.14(b) sets forth a list of all policies of fire, theft, public liability and other insurance (including fidelity bond insurance) maintained by Seller and the Seller Subsidiaries at the date hereof. The business operations and all insurable properties and assets of Seller and the Seller Subsidiaries are insured for their benefit against all risks which, in the reasonable judgment of the management of Seller, should be insured against, in each case under, valid, binding and enforceable policies or bonds issued by insurers of recognized responsibility, in such amounts with such deductibles and against such risks and losses as are, in the opinion of the management of Seller, adequate for the business engaged in by Seller and the Seller Subsidiaries. As of the date hereof, neither Seller nor any of the Seller Subsidiaries has received any written (or, to Seller’s knowledge, oral) notice of cancellation or written (or, to Seller’s knowledge, oral) notice of a material amendment of any such insurance policy or bond (provided, however, that oral notice applies only to those insurance policies set forth in Seller Disclosure Schedule 3.14(b) excluding policies relating to REO coverage, insurance on properties serving as collateral on any loan made by Seller Bank, notaries, or Stamp surety bonds), or is in default under such policy or bond, no coverage thereunder is being disputed and all material claims thereunder have been or will be filed in a timely fashion.

      3.15    Environmental Matters. For purposes of this Agreement, the following terms shall have the indicated meaning:

        “Environmental Law” means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any Governmental Entity relating to (1) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (2) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances. The term Environmental Law includes (1) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. Section 9601, et seq; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. Section 6901, et seq; the Clean Air Act, as amended, 42 U.S.C. Section 7401, et seq; the Federal Water Pollution Control Act, as amended, 33 U.S.C. Section 1251, et seq; the Toxic Substances Control Act, as amended, 15 U.S.C. Section 9601, et seq; the Emergency Planning and Community Right to Know Act, 42 U.S.C. Section 11001, et seq; the Safe Drinking Water Act, 42 U.S.C. Section 300f, et seq; and all comparable state and local laws, and (2) any common law (including common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Substance.

        “Hazardous Substance” means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any regulated material containing any such substance as a component. Hazardous Substances include petroleum (including crude oil or any fraction thereof), asbestos, radioactive material, and polychlorinated biphenyls.

        “Loan Portfolio Properties and Other Properties Owned” means those properties owned, leased or operated by a person or its subsidiaries or those properties which serve as collateral for loans owned by a person or its subsidiaries.

        Except as set forth on Seller Disclosure Schedule 3.15,

    (a)        neither Seller nor any of the Seller Subsidiaries has been or is in violation of or liable under any material provision of any Environmental Law.

    (b)        none of the Loan Portfolio Properties and Other Properties Owned by Seller or any of the Seller Subsidiaries has been or is in violation of or liable under any material provision of any Environmental Law; or

    (c)        there are no actions, suits, demands, notices, claims, proceedings pending or, to the Knowledge of Seller, threatened or, to the Knowledge of Seller, investigations relating to the liability of the Loan Portfolio Properties and Other Properties Owned by Seller or any of the Seller Subsidiaries under any Environmental Law, including any notices, demand letters or requests for information from any federal or state environmental agency relating to any such liabilities under or violations of Environmental Law.

        3.16    Allowance for Loan Losses and Real Estate Owned. The allowance for loan losses reflected on Seller’s consolidated balance sheets included in the consolidated financial statements referred to in Section 3.4 hereof was, at the time recorded, or will be in the case of subsequently delivered financial statements, as the case may be, in the opinion of Seller’s management adequate as of their respective dates under the requirements of GAAP to provide for reasonably anticipated losses on outstanding loans net of recoveries. The real estate owned reflected on the consolidated balance sheets included in the consolidated financial statements referred to in Section 3.4 hereof was, at the time recorded, or will be in the case of subsequently delivered financial statements, as the case may be, carried at the lower of cost or fair value, or the lower of cost or net realizable value, as required by GAAP.

        3.17    Minute Books. Since January 1, 2001, the minute books, including any attachments thereto, of Seller and the Seller Subsidiaries contain complete and accurate records of all meetings and other corporate action held or taken by their respective Boards of Directors (including committees of their respective Boards of Directors) and stockholders.

        3.18    Affiliate Transactions. Except as disclosed in Seller Disclosure Schedule 3.18 or in Seller’s proxy statements, and except as specifically contemplated by this Agreement, since January 1, 2001, neither Seller nor any of the Seller Subsidiaries has engaged in or agreed to engage in (whether in writing or orally) any transaction with any “affiliated person” or “affiliate” of Seller Bank, as such terms are defined in 12 C.F.R. Section 561.5 and 12 C.F.R. Section 563.41, respectively.

        3.19    Internal Controls. Seller and the Seller Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Seller and the Seller Subsidiaries have devised and maintained a system of disclosure controls and procedures sufficient to assure that information required to be disclosed by Seller in the reports that it files or submits under the 1934 Act is accumulated and communicated to Seller’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

        3.20    Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements (collectively, the “Risk Management Instruments”), whether entered into for Seller’s own account, or for the account of one or more of the Seller Subsidiaries or its customers, were entered into (i) in the opinion of Seller’s management, in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (ii) with counterparties believed to be financially responsible at the time; and each of the Risk Management Instruments constitutes the valid and legally binding obligation of Seller or one of the Seller Subsidiaries, enforceable in accordance with the terms of such Risk Management Instrument (except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and except that the availability of equitable remedies (including specific performance) is within the discretion of the appropriate court), and is in full force and effect. Seller and each of the Seller Subsidiaries have duly performed all of their material obligations under each Risk Management Instrument to the extent such obligations to perform have accrued; and, there are no breaches, violations or defaults, or allegations or assertions of any breaches, violations or defaults, by Seller under any such Risk Management Instrument.

        3.21    Fairness Opinion. As of the date of this Agreement, Seller has received the written opinion, dated the date of this Agreement, of its financial advisor, U.S. Bancorp Piper Jaffray, to the effect that the Merger Consideration is fair, from a financial point of view, to the holders of Seller Common Stock. Seller has provided a copy of such opinion to Acquiror, and such opinion has not been withdrawn or revoked or otherwise modified in any material respect.

        3.22    Broker Fees. Except as set forth in Seller Disclosure Schedule 3.22, none of Seller, the Seller Subsidiaries or any of the respective directors or officers of such companies has employed any consultant, broker or finder or incurred any liability for any consultant’s, broker’s or finder’s fees or commissions in connection with any of the transactions contemplated by this Agreement.

        3.23    Loans. Each loan reflected as an asset of Seller and the Seller Subsidiaries in the unaudited consolidated balance sheet of Seller of September 30, 2003, or acquired since that date, is, to the Knowledge of Seller, the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, and no loan is subject to any asserted defense, offset or counterclaim known to Seller.

        3.24    Investments. Except for securities pledged for interest rate swap, cap and floor contracts or pledged to secure public trust funds and except as set forth on Seller Disclosure Schedule 3.24, none of the investments reflected in the unaudited consolidated balance sheet of Seller as of September 30, 2003 under the heading “Investment Securities,” and none of the investments by Seller and the Seller Subsidiaries since September 30, 2003, and none of the assets reflected in the unaudited consolidated balance sheet of Seller as of September 30, 2003 or in any unaudited consolidated balance sheet of Seller furnished to Acquiror after September 30, 2003 under the heading “Cash and Due From Banks” is subject to any restriction, whether contractual or statutory, that materially impairs the ability of Seller or the Seller Subsidiaries freely to dispose of such investment at any time. Except as set forth in Seller Disclosure Schedule 3.24, with respect to all repurchase agreements of which Seller or the Seller Subsidiaries is a party, Seller or the Seller Subsidiaries, as the case may be, has a valid, perfected first lien or security interest in the government securities or other collateral securing each such repurchase agreement which equaled or exceeded the amount of the debt secured by such collateral under such agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF ACQUIROR

        Acquiror makes the representations and warranties contained in this Article IV, except as set forth in the disclosure schedule attached hereto as Exhibit C(the “Acquiror Disclosure Schedule”). The Acquiror Disclosure Schedule is arranged in sections corresponding to the numbered and lettered sections contained in this Article IV, and the disclosures in any section of the Acquiror Disclosure Schedule shall be deemed to be a disclosure with respect to another section of this Article IV if the fact or circumstance disclosed may reasonably be deemed pertinent to such section. Disclosure in any section of the Acquiror Disclosure Schedule shall be effectively made whether or not expressly excepted in the corresponding section of this Agreement. The following statements are made as of the date of this Agreement. The Acquiror Disclosure Schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article IV or to one or more of Acquiror’s covenants contained in Article V; provided, however, that (a) no such item is required to be set forth in the Acquiror Disclosure Schedule as an exception to a representation or warranty if its absence would not be reasonably likely to result in the related representation or warranty being deemed untrue or incorrect, and (b) the mere inclusion of an item in the Acquiror Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Acquiror that such item represents a material exception or fact, event or circumstance or that, absent such inclusion in the Acquiror Disclosure Schedule, such item is or would be reasonably likely to result in a Material Adverse Change or Effect. The phrase “delivered to Seller” or “made available to Seller” or any phrase of similar import means that Acquiror has delivered, provided access to or made certain items available for review and copying to Seller or its counsel. For purposes of this Agreement, the phrase “to the Knowledge of Acquiror” or any phrase of similar import shall be deemed to refer to the actual knowledge of senior vice president level and above of Acquiror as of the date hereof.

        4.1    Corporate Organization. Acquiror is a corporation duly organized, validly existing and in good standing under the laws of the State of Louisiana. Acquiror has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a material adverse effect on the ability of Acquiror and Merger Sub to perform their obligations hereunder. Acquiror is registered as a bank holding company under the Bank Holding Act of 1956, as amended. Acquiror Disclosure Schedule 4.1 sets forth true and complete copies of the Certificate of Incorporation and Bylaws of Acquiror and Merger Sub as in effect on the date hereof.

        4.2    No Activities.    4.05 No Activities Except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, Merger Sub does not have any obligations or liabilities of any nature (whether accrued, absolute, contingent or otherwise) and has not engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any person.

        4.3    Authority; No Violation.

    (a)        Acquiror and Merger Sub have full corporate power and authority to execute and deliver this Agreement and the Plan of Merger and to consummate the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof. The execution and delivery of this Agreement and the Plan of Merger and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved by the unanimous vote of the Board of Directors of Acquiror and by the written consent of the Board of Directors of Merger Sub and by Acquiror as the sole stockholder of Merger Sub. No other corporate proceedings on the part of Acquiror or Merger Sub are necessary to consummate the transactions so contemplated. Subject to receipt of the regulatory and other approvals described in this Agreement, this Agreement and the Plan of Merger have been duly and validly executed and delivered by Acquiror and Merger Sub and constitute valid and binding obligations of Acquiror and Merger Sub, respectively, enforceable against each of them in accordance with and subject to their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and except that the availability of equitable remedies (including specific performance) is within the discretion of the appropriate court.

    (b)        None of the execution and delivery of this Agreement and the Plan of Merger by Acquiror and Merger Sub, nor the consummation by Acquiror and Merger Sub of the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof, or compliance by Acquiror and Merger Sub with any of the terms or provisions hereof or thereof, will (i) violate any provision of the Articles of Incorporation or other governing instrument or Bylaws of Acquiror or any of the significant subsidiaries of Acquiror (as defined in Rule 1-02(w) of Regulation S-X) (the “Acquiror Subsidiaries”), (ii) assuming that the consents and approvals set forth below are duly obtained, violate any material provision of any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Acquiror or any of the Acquiror Subsidiaries or any of their respective properties or assets, or (iii) violate, conflict with, result in a breach of any material provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, require the payment of any termination or like fee, or result in the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of Acquiror or any of the Acquiror Subsidiaries under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Acquiror or any of the Acquiror Subsidiaries is a party, or by which any of their respective properties or assets may be bound or affected. Except for consents and approvals of or filings or registrations with or notices to the Commission, the Secretary of State of the State of Texas, the FDIC, the TSLD, the OTS, the Federal Reserve Board and the Comptroller of the Currency, no consents or approvals of or filings or registrations with or notices to any Governmental Entity or non-governmental third party are required on behalf of Acquiror in connection with (a) the execution and delivery of this Agreement and the Plan of Merger by Acquiror and Merger Sub and (b) the consummation by Acquiror and Merger Sub of the transactions contemplated hereby and by the Plan of Merger.

        4.4    Financial Statements.

    (a)        Acquiror has previously delivered to Seller copies of the consolidated balance sheets of Acquiror as of December 31, 2002, 2001 and 2000 and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years ended December 31, 2002, 2001 and 2000, in each case accompanied by the audit reports of Ernst and Young, L.L.P. independent public accountants, as well as the unaudited consolidated balance sheet of Acquiror as of September 30, 2003 and the related unaudited consolidated statements of income, changes in stockholders’ equity and cash flows for the three and nine months ended September 30, 2003 and 2002. The consolidated balance sheets of Acquiror referred to herein (including the related notes, where applicable), fairly present, as the case may be, the consolidated financial condition of Acquiror as of the respective dates set forth therein, and the related consolidated statements of income, changes in stockholders’ equity and cash flows (including the related notes, where applicable) fairly present the results of the consolidated operations, changes in stockholders’ equity and cash flows of Acquiror for the respective periods or as of the respective dates set forth therein (it being understood that Acquiror’s interim financial statements are not audited and are not prepared with related notes but reflect all adjustments which were, at the time, in the opinion of Acquiror, necessary for a fair presentation of such financial statements).

    (b)        Each of the financial statements referred to in this Section 4.4 (including the related notes, where applicable) has been prepared in accordance with GAAP consistently applied during the periods involved. The books and records of Acquiror and the Acquiror Subsidiaries are being maintained in material compliance with applicable legal and accounting requirements and reflect only actual transactions.

    (c)        Except to the extent reflected, disclosed or reserved against in the consolidated financial statements referred to in the first sentence of Section 4.4(a) or the notes thereto or liabilities incurred since September 30, 2003 in the ordinary course of business and consistent with past practice, none of Acquiror or any of the Acquiror Subsidiaries has any obligation or liability, whether absolute, accrued, contingent or otherwise, material to the business, operations, assets or financial condition of Acquiror and the Acquiror Subsidiaries taken as a whole.

        4.5    Absence of Certain Changes or Events. Except as set forth in Acquiror Disclosure Schedule 4.5, there has not been any material adverse change in the business, operations, assets or financial condition of Acquiror and the Acquiror Subsidiaries taken as a whole since September 30, 2003 other than: (i) any change in banking or similar laws, rules or regulations of general applicability to banks, savings institutions or their holding companies or interpretations thereof by Governmental Entities; (ii) changes in GAAP that are generally applicable to the banking or savings industries; and (iii) changes attributable to or resulting from changes in general economic conditions, including changes in the prevailing level of interest rates.

        4.6    Securities Documents and Regulatory Reports. Acquiror has previously delivered or made available to Seller a complete copy of each final registration statement, prospectus, annual, quarterly or current report and definitive proxy statement or other communication (other than general advertising materials) filed pursuant to the 1933 Act or the 1934 Act, or mailed by Acquiror to its stockholders as a class since January 1, 2001, and each such final registration statement, prospectus, annual, quarterly or current report and definitive proxy statement or other communication, as of its date, complied in all material respects with all applicable statutes, rules, and regulations and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; provided that information as of a later date filed publicly or provided to Seller prior to the date hereof shall be deemed to modify information as of an earlier date. Acquiror and each of the Acquiror Subsidiaries has duly filed with the Federal Reserve Board, the Office of the Comptroller of the Currency and the FDIC in correct form the monthly, quarterly and annual reports required to be filed under applicable laws and regulations, and Acquiror has delivered or made available to Seller accurate and complete copies of such reports. Acquiror Disclosure Schedule 4.6 lists all examinations of Acquiror or of the Acquiror Subsidiaries conducted by the applicable bank regulatory authorities since January 1, 2001 and the dates of any responses thereto submitted by Acquiror. In connection with the most recent examinations of Acquiror or the Acquiror Subsidiaries by the applicable bank regulatory authorities, neither Acquiror nor any Acquiror Subsidiary was required to correct or change any action, procedure or proceeding which Acquiror or such Acquiror Subsidiary believes has not been now corrected or changed as required.

        4.7    Acquiror Information. None of the information relating to Acquiror and the Acquiror Subsidiaries to be provided by Acquiror or the Acquiror Subsidiaries for use in the Proxy Statement will, as of the date such Proxy Statement is mailed to the stockholders of Seller and up to and including the date of the Special Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that information as of a later date shall be deemed to modify information as of an earlier date.

      4.8    Compliance with Applicable Law.

    (a)        Acquiror and each of the Acquiror Subsidiaries has all material permits, licenses, certificates of authority, orders and approvals of, and has made all material filings, applications and registrations with Governmental Entities that are required in order to permit it to carry on its business as it is presently being conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect; and to the Knowledge of Acquiror, no suspension or cancellation of any of the same is threatened.

    (b)        Except as set forth in Acquiror Disclosure Schedule 4.8(b), neither Acquiror nor any of the Acquiror Subsidiaries is in violation of its respective Articles of Incorporation or other governing instrument or Bylaws, or is in violation of any material provision of any applicable federal, state or local law or ordinance or any order, rule or regulation of any Governmental Entity, or in default with respect to any order, writ, injunction or decree of any court in any material respect, or in default under any order, license, regulation or demand of any Governmental Entity in any material respects; and neither Acquiror nor any of the Acquiror Subsidiaries has received any written notice from any Governmental Entity asserting that Acquiror or any Acquiror Subsidiary is in violation of any of the foregoing which could have a Material Adverse Effect. Neither Acquiror nor any Acquiror Subsidiary is subject to any regulatory or supervisory cease and desist order, agreement, written directive, memorandum of understanding or written commitment (other than those of general applicability to all banks issued by Governmental Entities), and none of them has received any written communication requesting that they enter into any of the foregoing.

        4.9    Capital; Availability of Funds. On the date hereof, Hibernia National Bank, the financial institution subsidiary of Acquiror (“Acquiror Bank”) is, and on the Closing Date, the Acquiror Bank will be, “adequately capitalized” as such term is defined in the rules and regulations promulgated by the Office of the Comptroller of the Currency, and on the date hereof, Acquiror is, and at the Effective Time, Acquiror will be, “adequately capitalized” as such term is defined in the rules and regulations promulgated by the Federal Reserve Board. Acquiror will have available to it on and as of the date set forth in Section 2.2(a), sources of capital and financing sufficient to pay the aggregate Merger Consideration and Option Consideration and to pay any other amounts payable pursuant to this Agreement and to effect the transactions contemplated hereby.

        4.10    Broker Fees. Except as set forth in Acquiror Disclosure Schedule 4.10, neither Acquiror nor Merger Sub nor any of their respective directors or officers has employed any consultant, broker or finder or incurred any liability for any consultant’s, broker’s or finder’s fees or commissions in connection with any of the transactions contemplated by this Agreement.

ARTICLE V
COVENANTS OF THE PARTIES

        5.1    Conduct of the Business of Seller. During the period from the date hereof to the Effective Time, Seller shall, and shall cause the Seller Subsidiaries to, conduct its and their businesses only in the ordinary course and consistent with past practice and prudent banking practice or as required hereunder, except with the prior written consent of Acquiror, which consent shall not be unreasonably withheld, conditioned or delayed. Seller shall use its best efforts to (i) preserve its business organization and that of the Seller Subsidiaries intact, (ii) keep available to itself and Acquiror the present services of the employees of Seller and the Seller Subsidiaries, and (iii) preserve for itself and Acquiror the goodwill of customers and other third parties with whom business relationships exist.

        5.2    Negative Covenants of Seller. Seller agrees that from the date hereof to the Effective Time, except as otherwise approved by Acquiror in writing or as permitted or required by this Agreement, Seller will not, nor will Seller permit the Seller Subsidiaries to, without the prior written consent of Acquiror, which, shall not be unreasonably withheld, conditioned or delayed:

(i)	change any provision of the Articles of Incorporation or other governing instrument or Bylaws of Seller or the Seller Subsidiaries;

(ii)	except for the issuance of the Seller Common Stock pursuant to the present terms of the Outstanding Seller Stock Options, change the number of shares of its authorized or issued capital stock or issue or grant any shares of its capital stock or any option, warrant, call, commitment, subscription, award, right to purchase or agreement of any character relating to the authorized or issued capital stock of Seller or the Seller Subsidiaries, or any securities convertible into shares of such capital stock, or split, combine or reclassify any shares of its capital stock, or redeem or otherwise acquire any shares of such capital stock;

(iii)	declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the capital stock of Seller or the Seller Subsidiaries, other than: (A) dividends by any Seller Subsidiary to Seller or a wholly owned Seller Subsidiary; (B) regular quarterly cash dividends on outstanding shares of the Seller Common Stock at a rate not in excess of $.15 per share per quarter, on substantially the same record and payment date schedules as have been utilized in the past; and (C) dividends on the Trust Preferred Securities of Coastal Capital Trust I and II as required thereby;

(iv)	grant any severance or termination pay (other than pursuant to binding contracts of Seller in effect on the date hereof and disclosed to Acquiror on Seller Disclosure Schedule 3.13(a)), to, or enter into or amend any employment, consulting or compensation agreement with, any of its directors, officers, employees or consultants; or award any increase in compensation or benefits to its directors, officers, employees or consultants, except, in the case of non-officer employees, such as may be granted in the ordinary course of business and consistent with past practices and policies, in consultation with Acquiror, not to exceed an aggregate of 4% of the current salaries of such employees (it being understood that no consent of Acquiror shall be required for such permitted increases);

(v)	enter into or modify any pension, retirement, stock option, stock purchase, stock grant, stock appreciation right, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers, employees or consultants other than any change that is required by law or that, in the opinion of counsel, is necessary or advisable to maintain the tax-qualified status of any tax-qualified plan; or make any contributions or any other defined contribution plan or any defined benefit pension or retirement plan other than in the ordinary course of business consistent with past practice and the plan terms;

(vi)	sell or dispose of any assets or knowingly incur any liabilities other than in the ordinary course of business consistent with past practices and policies, or acquire in any manner whatsoever (other than to realize upon collateral for a defaulted loan) any business or entity;

(vii)	make any capital expenditures in excess of $500,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof, other than expenditures necessary to maintain existing assets in good repair and other than as set forth in Seller Disclosure Schedule 5.2(vii);

(viii)	file any applications or make any contract with respect to branching or site location or relocation;

(ix)	make any material change in its accounting methods or practices, other than changes required by GAAP, or change any of its methods of reporting income and deductions for federal income tax purposes, except as required by changes in laws or regulations;

(x)	change its lending, investment, deposit or asset and liability management or other banking policies in any material respect except as may be required by applicable laws or regulation;

(xi)	make, change or revoke any material Tax election, amend any material Return or settle or compromise any material liability for Taxes;

(xii)	engage in any transaction with an “affiliated person” or “affiliate,” in each case as defined in Section 3.18 hereof except that the purchase of directors’ and officers’ liability insurance as set forth in Seller Disclosure Schedule 5.13(c) shall be expressly permitted under this Agreement;

(xiii)	enter into any leveraged arbitrage programs, any futures contract, option or other agreement, or take any action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

(xiv)	originate or acquire any loans or other extensions of credit except for originations (A) in accordance with existing Seller lending policies and (B) any lending commitments outstanding on the date hereof;

(xv)	knowingly take any action or knowingly fail to take any action that would reasonably be expected to adversely affect or delay the ability of Acquiror or Seller to perform its covenants and agreements on a reasonably timely basis under this Agreement or to consummate the transactions contemplated under this Agreement;

(xvi)	knowingly take any action or knowingly fail to take any action that would reasonably be expected to result in any of its representations and warranties contained in Article III of this Agreement not being true and correct in any material respect at the Effective Time;

(xvii)	knowingly take any action which would be reasonably expected to adversely affect or delay the ability of the Acquiror or Seller to obtain any necessary approvals, consents or waivers of any Governmental Entity required for the transactions contemplated hereby or which would reasonably be expected to result in any such approvals, consents or waivers containing any condition or restriction that would materially impair the value of the transaction to Acquiror;

(xviii)	merge with any other corporation or bank or permit any other corporation or bank to merge into it or consolidate with any corporation or bank;

(xix)	knowingly fail to comply with any laws, regulations, ordinances or governmental actions applicable to it or the Seller Subsidiaries and to the conduct of the business of the Seller and the Seller Subsidiaries; or

(xx)	agree to do any of the foregoing.

      5.3    No Solicitation.

    (a)        Neither Seller nor the Seller Subsidiaries shall, nor shall Seller or the Seller Subsidiaries authorize or permit any of its directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative of Seller or the Seller Subsidiaries to, directly or indirectly, solicit, initiate, encourage (including by way of furnishing information) or hold discussions or negotiations with, or provide any information to, any person, entity or group (other than Acquiror) with respect to, or the making, submission or announcement of, any proposal that constitutes, an Acquisition Transaction (as defined below); provided, however, that nothing contained in this Agreement shall prevent Seller or the Board of Directors of Seller prior to receipt of approval by the stockholders of Seller of this Agreement and the Plan of Merger from (i) providing information in response to a request therefor by a person who has made an unsolicited bona fide written proposal to engage in an Acquisition Transaction (an “Acquisition Proposal”) if the Board of Directors of Seller receives from the person so requesting such information an executed confidentiality agreement the terms of which are substantially similar to those of the confidentiality agreement entered into by Seller and Acquiror dated October 10, 2003; (ii) engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written Acquisition Proposal; (iii) failing to recommend or withdrawing its recommendation of this Agreement to its stockholders and/or failing to hold the Special Meeting (as defined in Section 5.8) to consider this Agreement, or (iv) recommending such an Acquisition Proposal to the stockholders of Seller, if and only to the extent that, in each such case referred to in clause (i), (ii), (iii) or (iv) above, (A) Seller’s Board of Directors determines in good faith (after consultation with outside legal counsel) that such action would be required in order for its directors to comply with their respective fiduciary duties under applicable law and (B) Seller’s Board of Directors determines in good faith (after consultation with its financial advisor) that such Acquisition Proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal and would, if consummated, result in a transaction more favorable to Seller’s stockholders from a financial point of view than the Merger. An Acquisition Proposal which is received and considered by Seller in compliance with this Section 5.3 and which meets the requirements set forth in clauses (A) and (B) of the preceding sentence is herein referred to as a “Superior Proposal.” Seller will communicate to Acquiror in writing (the “Notice”) as promptly as practicable (and in no event more than 48 hours after receipt) the terms of any proposal which it may receive in respect of any Acquisition Transaction (including amendments thereto) and shall provide Acquiror with copies of (x) all such written inquiries or proposals and (y) an accurate and complete written synopsis of all such oral inquiries or proposals. For purposes of this Agreement, “Acquisition Transaction” means any offer or proposal by a person or entity other than Acquiror for (i) a merger, tender offer, recapitalization, or consolidation, or any similar transaction, involving the Seller or any significant Seller Subsidiary, (ii) a purchase, lease or other acquisition or assumption of all or a substantial portion of the assets of the Seller or deposits of the Seller Bank, (iii) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of beneficial ownership (the term “beneficial ownership” for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder) of securities representing twenty percent or more of the voting power of the Seller, or (iv) any substantially similar transaction.

    (b)        During the 10 days immediately following the Acquiror’s receipt of the Notice, Acquiror shall be entitled to match or better the terms of the Superior Proposal described in the Notice. If Acquiror advises Seller in writing during such 10 day period that it has elected to match or better the terms of the Superior Proposal, Seller and Acquiror within two days of such election by Acquiror, shall amend this Agreement and the Plan of Merger to reflect the matched or bettered terms of the Superior Proposal as proposed by Acquiror. Seller shall not terminate this Agreement, and Seller promptly shall notify the person that made or conveyed the Superior Proposal that Acquiror has matched or bettered the Superior Proposal and this Agreement has been amended to reflect the matched or bettered terms. From and after the date on which Acquiror executes an amendment which matches or betters the Superior Proposal, Seller shall, and shall cause the Seller’s Subsidiaries to, immediately cease and cause to be terminated, and cause its officers, directors, employees, investment bankers, financial advisors, attorneys, accountants and other representatives to, immediately cease and caused to be terminated, all discussions and negotiations regarding the Superior Proposal with any person other than Acquiror. During the period commencing on the date that Seller determines that the Acquisition Proposal meets the requirements set forth in clauses (A) and (B) above and ending on the eleventh day after Acquiror’s receipt of the Notice, Seller and the Seller’s Subsidiaries shall not terminate this Agreement unless Seller receives written notice from Acquiror that it does not intend to exercise its right to match or better the Superior Proposal. If Acquiror does not notify Seller of its election by the eleventh day after Acquiror’s receipt of the Notice, Seller may proceed with the Superior Proposal as provided in this Agreement.

    (c)        Except as expressly permitted by this Section 5.3 and Section 5.8, neither the Board of Directors of Seller nor any committee thereof shall (i) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Acquiror, the approval of the Agreement and the Plan of Merger or the Seller Recommendation (as defined in Section 5.8) or take any action or make any statement in connection with the Special Meeting inconsistent with such approval or the Seller Recommendation (collectively, a “Change in the Seller Recommendation”), (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or (iii) cause Seller to enter into any binding letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, a “Seller Acquisition Agreement”) related to any Acquisition Transaction. For purposes of this Agreement, a Change in the Seller Recommendation shall include any approval or recommendation (or public proposal to approve or recommend), by Seller’s Board of an Acquisition Proposal, or any failure by Seller’s Board to recommend against an Acquisition Proposal. Notwithstanding the foregoing, the Board of Directors of Seller, to the extent that it determines in good faith, after consultation with outside counsel, that the failure to terminate this Agreement in light of a Superior Proposal would constitute a breach of its fiduciary duties under applicable law, may terminate this Agreement in order to concurrently enter into a Seller Acquisition Agreement with respect to such Superior Proposal, but only at a time that is after the compliance by Seller with the terms of Sections 5.3(a), 5.3(b) and 7.4.(a)(ii).

    (d)        Upon the execution of this Agreement, Seller shall, and shall cause the Seller Subsidiaries to, immediately cease and cause to be terminated, and cause its officers, directors and employees, investment bankers, financial advisors, attorneys, accountants and other representatives to, immediately cease and cause to be terminated, all discussions and negotiations, if any, that have taken place prior to the date hereof with any persons with respect to any Acquisition Proposal and, upon request by Acquiror, shall request the return and destruction of all confidential information provided to any such person.

        5.4    Negative Covenants of Acquiror. Except as expressly provided in this Agreement, or as set forth in Acquiror Disclosure Schedule 5.4, during the period from the date of this Agreement to the Effective Time, Acquiror shall not, and shall cause each Acquiror Subsidiary not to, (i) other than in connection with this Agreement, and except as would not have a Material Adverse Effect on the ability of Acquiror and Merger Sub to perform their obligations hereunder, fail to conduct its business consistent with prudent banking practice; (ii) knowingly take any action which would be reasonably expected to adversely affect or delay the ability of Acquiror, Merger Sub or Seller to perform their respective covenants and agreements on a timely basis under this Agreement or to consummate the transactions contemplated by this Agreement, (iii) knowingly take any action or knowingly fail to take any action that would reasonably be expected to result in any of its representations and warranties contained in Article IV of this Agreement not being true and correct in any material respect at the Effective Time, (iv) knowingly take any action which would be reasonably expected to adversely affect or delay the ability of the Acquiror, Merger Sub or Seller to obtain any necessary approvals, consents or waivers of any Governmental Entity required for the transactions contemplated hereby or which would reasonably be expected to result in any such approvals, consents or waivers containing any condition or restriction that would materially impair the value of the transaction to Acquiror, or (v) agree to do any of the foregoing.

        5.5    Current Information. During the period from the date hereof to the Effective Time, Seller will cause one or more of its designated representatives to confer on a monthly or more frequent basis with representatives of Acquiror regarding its business, operations, assets and financial condition and matters relating to the completion of the transactions contemplated hereby. As soon as reasonably available, but in no event more than 45 days after the end of each calendar quarter (other than the last quarter of such party’s fiscal year) ending after the date of this Agreement, Seller will deliver to Acquiror its Quarterly Report on Form 10-Q under the 1934 Act, and, as soon as reasonably available, but in no event more than 75 days after the end of each fiscal year, and will deliver to Acquiror its Annual Report on Form 10-K. Within 30 days after the end of each fiscal quarter, Seller shall provide Acquiror with a copy of the Thrift Financial Report or FDIC Call Report filed with the OTS or the FDIC, respectively.

      5.6    Access to Properties and Records; Confidentiality.

    (a)        Seller shall permit Acquiror and its representatives reasonable access to its properties and those of the Seller Subsidiaries, and shall disclose and make available to Acquiror all books, papers and records relating to the assets, properties, operations, obligations and liabilities of Seller and the Seller Subsidiaries, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors’ (other than any minutes relating to a Superior Proposal) and stockholders’ meetings, organizational documents, bylaws, material contracts and agreements, filings with any regulatory authority, litigation files (except as necessary to preserve attorney-client privilege), plans affecting employees, and any other business activities in which Acquiror may have an interest. Neither Seller nor the Seller Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of any customer or would contravene any law, rule, regulation, order or judgment. Seller will use its best efforts to obtain waivers of any such restriction and in any event make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Seller and the Seller Subsidiaries shall make their respective senior vice president level officers and above available to confer with Acquiror and its representatives, provided that such access shall be reasonably related to the transactions contemplated hereby and not unduly interfere with normal operations. Acquiror shall provide to Seller and its representatives to the extent necessary and customary in connection with the transactions of the type contemplated hereby reasonable access to Acquiror’s information with respect to Acquiror’s ability to perform its obligations hereunder.

    (b)        All information furnished previously by Acquiror or Seller in connection with the transactions contemplated by this Agreement or pursuant hereto shall be treated as the sole property of the party furnishing the information until consummation of the Merger and, if such Merger shall not occur, the party receiving the information shall, at the request of the party which furnished such information, either return to the party which furnished such information or destroy all documents or other materials containing, reflecting or referring to such information; shall use its best efforts to keep confidential all such information; shall use such information only for the purpose of consummating the transactions contemplated by this Agreement; and shall not directly or indirectly use such information for any competitive or commercial purposes. The obligations of Acquiror and Seller to keep such information confidential shall continue for two years from the date the proposed Merger is abandoned but shall not apply to (i) any information which (A) was already in the possession of the party receiving the information prior to the disclosure thereof to it by the party furnishing the information; (B) was then generally known to the public; (C) became known to the public through no fault of the party receiving the information; or (D) was disclosed to the party receiving the information by a third party not known by the receiving party to be bound by an obligation of confidentiality; or (ii) disclosures pursuant to a legal requirement or in accordance with an order of a court of competent jurisdiction.

    (c)        Notwithstanding anything contained herein to the contrary, each party is permitted to disclose the tax treatment and tax structure of the transactions contemplated hereby at any time on or after the earliest to occur of (i) the date of public announcement of discussions relating to the transactions contemplated hereby, (ii) the date of public announcement of the transactions contemplated hereby and (iii) the date of execution of this Agreement (it being understood by the parties that a “public announcement” shall mean a public announcement permitted by this Agreement (or otherwise permitted by agreement of the parties) as distinguished from a third party announcement or a leak). This Agreement shall not be construed to limit in any way either party’s ability to consult any tax advisor regarding the tax treatment or tax structure of the Merger. These provisions are meant to be interpreted so as to prevent the Merger from being treated as offered under “conditions of confidentiality” within the meaning of the Code and the Treasury Regulations thereunder.

      5.7    Regulatory Matters.

    (a)        The parties hereto will cooperate with each other and use their best efforts to prepare all necessary documentation to effect all necessary filings within sixty (60) days following the date of this Agreement, provided however, that Seller shall file its Proxy Statement in order to hold the Special Meeting (as defined in Section 5.8) on a date which is consistent with its past practice for its annual meeting of stockholders but not later than April 30, 2004 and to obtain all necessary permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement The parties shall each have the right to review in advance all information relating to the other, as the case may be, and any of their respective subsidiaries, which appears in any filing made with, or written material submitted to, any third party or Governmental Entity in connection with the transactions contemplated by this Agreement.

    (b)        Each of the parties will furnish each other with all information concerning themselves, their subsidiaries, directors, officers and stockholders and such other matters as may be necessary or advisable in connection with any statement or application made by or on behalf of them, or any of their respective subsidiaries, to any Governmental Entity in connection with the Merger and the other transactions, applications or filings contemplated by this Agreement.

    (c)        Each of the parties will promptly furnish each other with copies of written communications received by them or any of their respective subsidiaries from, or delivered by any of the foregoing to, any Governmental Entity in connection with the Merger and the other transactions, applications or filings contemplated by this Agreement.

        5.8    Approval of Stockholders. Seller will, subject to the provisions of Section 5.3 and this Section 5.8, (i) take all steps (including the preparation of the Proxy Statement in accordance with all applicable requirements and having the Proxy Statement cleared by the Commission and mailed to its stockholders) necessary to duly call, give notice of, convene and hold a meeting of its stockholders (including any adjournments, the “Special Meeting”) on or before April 30, 2004 for the purposes of securing the approval of such stockholders of this Agreement and the Plan of Merger, (ii) recommend to its stockholders the approval of this Agreement and the Plan of Merger and the transactions contemplated hereby and thereby (the “Seller Recommendation”), and (iii) use its reasonable best efforts to obtain, as promptly as practicable, such approval, provided however, that the Board of Directors of Seller may fail to hold such Special Meeting, fail to make such recommendation, or withdraw, modify or change any such recommendation, if such Board of Directors, after having consulted with and considered the advice of outside counsel, has determined in good faith that the holding of such Special Meeting, the making of such recommendation or the failure to withdraw, modify or change such recommendation, as a result of an Acquisition Proposal that has not been withdrawn, would constitute a breach of the fiduciary duties of such directors under applicable law. Seller and Acquiror will reasonably cooperate in the preparation of the Proxy Statement.

        5.9    Further Assurances. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its best efforts to take, or cause to be taken, all reasonable action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to satisfy the conditions to Closing contained herein and to consummate and make effective the transactions contemplated by this Agreement and the Plan of Merger.

        5.10    Disclosure Supplements. From time to time prior to the Effective Time, each party will promptly supplement or amend its respective Disclosure Schedules delivered pursuant hereto with respect to any matter hereafter arising which, if existing, occurring or known as of the date hereof, would have been required to be set forth or described in such Schedules or which is necessary to correct any information in such Schedules which has been rendered inaccurate thereby; provided however that the inclusion of any information in any such amendment or supplement not included in the original Disclosure Schedules shall not limit or impair any right which a party may have to terminate this Agreement pursuant to Section 7.1(d) due to the failure to satisfy the conditions set forth in Section 6.2(a) or Section 6.3(a), as the case may be.

        5.11    Public Announcements. Prior to the Effective Time, the parties hereto shall approve in advance the substance, and cooperate with each other in the development and distribution, of all news releases and other public disclosures with respect to this Agreement or any of the transactions contemplated hereby, except as may be otherwise required by law or regulation and as to which the parties releasing such information have used their best efforts to discuss with the other parties in advance.

        5.12    Failure to Fulfill Conditions. In the event that either of the parties hereto determines that a condition to its respective obligations to consummate the transactions contemplated hereby cannot be fulfilled on or prior to July 9, 2004 and that it will not waive that condition, it will promptly notify the other party. Acquiror and Seller will promptly inform the other of any facts applicable to them, or their respective directors or officers, that would be likely to prevent or materially delay approval of the Merger by any Governmental Entity or which would otherwise prevent or materially delay completion of such Merger or the other transactions contemplated hereby.

      5.13    Certain Post-Merger Agreements.

        The parties hereto agree to the following arrangements following the Effective Time:

    (a)        Employee Benefit Plans.

(1)	Subject to the provisions of this Section 5.13, all employees of Seller or Seller Subsidiaries immediately prior to the Effective Time who become employed by Acquiror or any subsidiary or affiliate thereof (as the case may be, “Employer”) immediately following the Effective Time (“Transferred Employees”) will be covered by the Employer employee benefit plans on substantially the same basis as other employees of Employer performing services primarily on behalf of Employer (“Acquiror Employees”) in a comparable position. Notwithstanding the foregoing, Employer may determine to continue any of the Seller benefit plans for Transferred Employees in lieu of offering participation in the Employer benefit plans providing similar benefits (e.g., medical and hospitalization benefits), to terminate or amend any of Seller’s benefit plans, or to merge any such benefit plans with the Employer benefit plans, provided the result is the provision of benefits to Transferred Employees that are substantially similar to the benefits provided to other such Acquiror Employees generally. Except as specifically provided in this Section 5.13 and as otherwise prohibited by law, Transferred Employees’ service with Seller or Seller Subsidiaries shall be recognized as service with the Employer for purposes of eligibility to participate, vesting, if applicable, benefit accrual (but not for accrual of pension benefits) and the determination of the level of benefits under the Employer benefit plans, policies or arrangements (including but not limited to vacation, sick and other leave policies) subject to applicable break-in-service rules (provided that the foregoing shall not apply to the extent that it would result in duplication of benefits). Acquiror agrees that any pre-existing condition, limitation or exclusion in its medical, long-term disability and life insurance plans shall not apply to Transferred Employees or their covered dependents who are covered under a medical or hospitalization indemnity plan maintained by Seller or Seller Subsidiaries on the Effective Time and who then change coverage to the Employer medical or hospitalization indemnity health plan at the time such Transferred Employees are first given the option to enroll. Notwithstanding anything herein to the contrary, after the Effective Time, nothing herein shall restrict the ability of the Surviving Corporation, or Employer, to amend or terminate such Seller Plans in accordance with their terms, provided that such amendment or termination affects all covered employees equally.

(2)	As of the Effective Time, Acquiror shall assume and honor and shall cause the appropriate Employer to assume and honor in accordance with their terms the Executive Severance Agreements existing immediately prior to the Effective Time which are between Seller or any of its Subsidiaries and any officer or employee thereof and which have been disclosed in Seller Disclosure Schedule 5.13(a)(2)(A). As of the Effective Time, Acquiror shall honor and promptly pay, when due, after the Effective Time, all accrued but unpaid expenses relating to the compensation agreements, plans and arrangements existing immediately prior to the Effective Time which are between Seller or any of its Subsidiaries and any officer or employee thereof and which have been disclosed in Seller Disclosure Schedule 5.13(a)(2)(B). Seller shall pay when due all accrued expenses relating to such plans, agreements and arrangements to the extent calculable up to but not including the Effective Date.

(3)	On the Closing Date, Seller shall terminate all deferred compensation plans, policies and agreements with directors or Employees, and shall distribute all amounts thereunder in a manner consistent with the terms of such agreements, including all severance agreements.

    (b)        Indemnification. Acquiror shall indemnify and hold harmless each person identified on Seller Disclosure Schedule 5.13(b) who, after the date hereof, executes a Joinder Agreement substantially in the form of Exhibit D and their heirs, personal representatives and estates (the “Indemnified Parties”) against, and shall promptly upon request advance or reimburse, any and all costs or expenses (including reasonable attorneys’ fees), judgments, interest, fines, losses, claims, damages, liabilities or amounts paid in settlement (collectively, “Costs”) as they are incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, arbitrative or investigative (“Proceeding”) whether or not the Indemnified Party is a party to such Proceeding, arising in whole or in part out of matters existing or occurring at or prior to the Effective Time (including the transactions contemplated hereby), whether threatened, asserted or claimed prior to, at or after the Effective Time (collectively, “Claims”), to the fullest extent to which such Indemnified Parties were entitled under applicable state law, the Articles of Incorporation and Bylaws of Seller or applicable Seller Subsidiary as in effect on the date hereof. This indemnity shall be provided for six years following the Effective Time, or if there shall be any proceeding pending or threatened on the sixth anniversary of the Effective Time, such indemnity shall continue in full force and effect until such pending or threatened Proceeding is finally resolved. The indemnification provided for in this Section 5.13(b) is subject to the limitation, if any, in Section 5.13(c). If there shall be any conflict in the terms of this Agreement and the Joinder Agreement, this Agreement shall govern.

    (c)        Insurance. Seller shall cause the persons serving as officers and directors of Seller and Seller Subsidiaries listed on Seller Disclosure Schedule 5.13(c)(1) immediately prior to the Effective Time to be covered no later than December 5, 2003 and for a period of six years after the Effective Time by the directors’ and officers’ liability insurance policy currently maintained by Seller and/or any Seller Subsidiary and/or a policy to be acquired by Seller after the date hereof described in Seller Disclosure Schedule 5.13(c)(2)in any event for coverage of $20 million ($20,000,000) with respect to acts or omissions (including the transactions contemplated hereby) occurring prior to or at the Effective Time which were committed by such officers and directors in their capacity as such; provided, however, that if any such policy is cancelled on or before the Effective Time, and not replaced by Seller with a comparable policy from a company reasonably acceptable to Acquiror, or is not obtained by December 5, 2003, the indemnification provided for in Section 5.13(b) shall not exceed, as to all Indemnified Parties as a group, $16 million ($16,000,000); provided, further, however, that should such coverage be cancelled or otherwise unavailable after the Effective Time, there shall be no limit on the indemnification to be provided hereunder. Acquiror shall use commercially reasonable efforts to maintain such policy or policies in full force and effect for a period of six years after the Effective Time. Seller shall use its best efforts to obtain such insurance policy or policies by the date hereof. (d) In the event that Acquiror or any of its respective successors or assigns (i) consolidates with or merges into any other entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any entity, then, and in each such case, the surviving or purchasing entity and the successors and assigns of such entity shall assume the obligations set forth in Sections 5.13(b) and (c), which obligations are expressly intended to be for the irrevocable benefit of, and shall be enforceable by, each of the Indemnified Parties and the persons listed on Seller Disclosure Schedule 5.13(c), respectively, and shall survive the Closing of this Agreement.

        5.14    Takeover Laws; No Rights Triggered. If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated hereby, each of Seller and Acquiror and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary (other than any action requiring the approval of its stockholders other than as contemplated by Section 5.8) so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Law on any of the transactions contemplated by this Agreement.

        5.15    Adoption of Accounting Policies. As soon as practicable after the satisfaction or waiver of all conditions to the Closing set forth in Article VI of this Agreement and at such time as consummation of the transactions contemplated by this Agreement seems, in the judgment of Seller, reasonably assured and in any event prior to the Effective Time (unless this Agreement is terminated pursuant to Article VII hereof), Seller shall, and it shall cause the Seller Subsidiaries to, discuss with Acquiror adoption prior to the Effective Time of all Acquiror accounting procedures and policies (including without limitation those policies pertaining to charge-off and non-accrual assets) and shall adopt such accounting procedures and policies to the extent appropriate which adoption shall only become effective at the Effective Time; provided, however, that any adoption shall be at the sole discretion of Seller and no such action taken by Seller or the Seller Subsidiaries at the request of Acquiror pursuant to this Section shall be deemed to be, or deemed to cause, a breach of any representation or warranty made by the Seller herein.

        5.16    Certain Agreements. As promptly as practicable after the date hereof (but not later than December 5, 2003), each director of Seller who is not an employee of Seller shall have executed a Lock-Up and Non-Competition Agreement mutually agreeable to Acquiror and Seller and each executive officer of Seller and the Seller Subsidiaries designated by Acquiror shall have executed a Lock-Up and Non-Competition Agreement mutually agreeable to Acquiror and Seller..

ARTICLE VI
CLOSING CONDITIONS

        6.1    Conditions to the Parties’ Obligations under this Agreement. The respective obligations of the parties under this Agreement shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

(a)	All necessary regulatory or governmental approvals and consents required to complete the Merger shall have been obtained, all conditions required to be satisfied prior to the Effective Time by the terms of such approvals and consents shall have been satisfied and all waiting periods in respect thereof shall have expired; and all notices, reports and other filings required to be made with any Governmental Entity in connection with the Merger prior to the Effective Time by Acquiror or Seller or any of their respective Subsidiaries shall have been made and become final.

(b)	This Agreement and the Plan of Merger shall have been duly adopted and approved by the requisite votes of the stockholders of Seller.

(c)	None of Seller, Seller Bank, Acquiror or Acquiror Bank shall be subject to any statute, rule, regulation, injunction or other order or decree which shall have been enacted, entered, promulgated or enforced by any governmental or judicial authority which prohibits, restricts or makes illegal consummation of the Merger or the other transactions contemplated hereby.

(d)	All consents or approvals of all persons (other than Governmental Entities) required for consummation of the Merger shall have been obtained and shall be in full force and effect, unless the failure to obtain any such consent or approval would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Seller or Acquiror.

        6.2    Conditions to the Obligations of Acquiror and Merger Sub under this Agreement. The obligations of Acquiror and Merger Sub under this Agreement shall be further subject to the satisfaction, at or prior to the Effective Time, of the following conditions, any one or more of which may be waived by Acquiror (on behalf of itself and Merger Sub) to the extent permitted by law:

(a)	(i) Each of the obligations of Seller required to be performed by it at or prior to the Closing pursuant to the terms of this Agreement shall have been duly performed and complied with in all material respects, and (ii) the representations and warranties of Seller contained in this Agreement shall have been true and correct in all respects (read without regard to any qualifications regarding materiality and without regard to any supplement to the Seller Disclosure Schedule delivered to Acquiror after the date hereof) as of the date hereof and as of the Effective Time as though made at and as of the Effective Time (except that any representation or warranty which specifically relates to an earlier date shall be true and correct as of such date) (provided that no representation or warranty of Seller (other than the representations and warranties in Sections 3.1(a), 3.2, 3.3 and 3.21, which shall be true and accurate in all material respects) shall be deemed untrue or incorrect, and Seller shall not be deemed to have breached a representation or warranty, as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any representation or warranty contained herein, has had or is reasonably likely to have a Material Adverse Effect) and Acquiror shall have received a certificate to that effect signed by the an authorized officer of Seller.

(b)	All permits, consents, waivers, clearances, approvals and authorizations of all Governmental Entities or third parties which are necessary in connection with the consummation of the Merger shall have been obtained, and none of such permits, consents, waivers, clearances, approvals and authorizations shall contain any terms or conditions which would materially impair the value of Seller to Acquiror.

(c)	Holders of the Seller Common Stock who dissent from the Merger pursuant to Part 5 of the TBCA by meeting the requirements set forth in therein shall not hold more than 15% of the Seller Common Stock immediately prior to the Effective Time.

        6.3    Conditions to the Obligations of Seller under this Agreement. The obligations of Seller under this Agreement shall be further subject to the satisfaction, at or prior to the Effective Time, of the following conditions, any one or more of which may be waived by Seller to the extent permitted by law:

    (a)        (i) Each of the obligations of Acquiror and Merger Sub required to be performed by it at or prior to the Closing pursuant to the terms of this Agreement shall have been duly performed and complied with in all material respects, and (ii) the representations and warranties of Acquiror and Merger Sub contained in this Agreement shall have been true and correct in all respects (read without regard to any qualifications regarding materiality and without regard to any supplement to the Acquiror Disclosure Schedule delivered to Seller after the date hereof) as of the date hereof and as of the Effective Time as though made at and as of the Effective Time (except that any representation or warranty which specifically relates to an earlier date shall be true and correct as of such date) (provided that no representation or warranty of Acquiror shall be deemed untrue or incorrect, and Acquiror shall not be deemed to have breached a representation or warranty, as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any representation or warranty contained herein, has had or is reasonably likely to have a Material Adverse Effect), and Seller shall have received a certificate to that effect signed by an authorized officer of Acquiror.

    (b)        All permits, consents, waivers, clearances, approvals and authorizations of all Governmental Entities or third parties which are necessary in connection with the consummation of the Merger shall have been obtained, and none of such permits, consents, waivers, clearances, approvals and authorizations shall adversely affect the Merger Consideration or the Option Consideration.

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER, ETC.

        7.1    Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement and the Plan of Merger by the stockholders of Seller:

(a)	by mutual written consent of the parties hereto;

(b)	by Acquiror (on behalf of itself and Merger Sub) or Seller (i) if the Effective Time shall not have occurred on or prior to July 9, 2004, or (ii) if a vote of the stockholders of Seller is taken and such stockholders fail to approve this Agreement and the Plan of Merger at the Special Meeting; unless the failure of such occurrence shall be due to the failure of the party seeking to terminate this Agreement to perform or observe its agreements set forth herein to be performed or observed by such party at or before the Effective Time or such vote, as the case may be;

(c)	by Acquiror (on behalf of itself and Merger Sub) or Seller upon written notice to the other (i) 30 or more days after the date upon which any application for a regulatory or governmental approval necessary to consummate the Merger and the other transactions contemplated hereby shall have been denied or withdrawn at the request or recommendation of the applicable Governmental Entity, unless within such 30-day period a petition for rehearing or an amended application is filed or noticed, or 30 or more days after any petition for rehearing or amended application is denied provided, however, that no party hereto shall have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein; and in each case the time period for appeals and requests for reconsideration has run; or (ii) if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the consummation of the Merger or the other transactions contemplated by this Agreement;

(d)	by Acquiror (on behalf of itself and Merger Sub) in writing if Seller has, or by Seller in writing if Acquiror has, breached (i) any covenant or undertaking contained herein, or (ii) any representation or warranty contained herein, which breach would result in the failure to satisfy the closing condition set forth in Section 6.2(a) or 6.3(a), as the case may be, and such breach cannot be or has not been cured within 30 days after the giving of written notice of such breach to the non-terminating party;

(e)	by Seller in accordance with the terms and conditions set forth in Section 5.3(c);

(f)	by Acquiror (on behalf of itself and Merger Sub), if (i) Seller shall have failed to make the Seller Recommendation in the Proxy Statement, (ii) Seller shall have effected a Change in the Seller Recommendation, (iii) Seller shall have breached its obligations under this Agreement by reason of a failure to call or convene the Special Meeting in accordance with Section 5.8(a), or (iv) Seller shall have approved or recommended, or proposed publicly to approve or recommend, any Acquisition Transaction; or

(g)	by Acquiror, if holders of more than 15% of Seller Common Stock exercise their statutory rights to dissent and appraisal pursuant to Part 5 of the TBCA.

        7.2    Effect of Termination. In the event of termination of this Agreement by either Acquiror or Seller as provided above, this Agreement shall forthwith become void (other than Sections 5.6(b), this Section 7.2, Section 7.4 and Article VIII hereof, which shall remain in full force and effect) and there shall be no further liability on the part of the parties or their respective officers or directors except for the liability of the parties under Sections 5.6(b), 7.4 and 8.1 hereof.

        7.3    Amendment, Extension and Waiver. Subject to applicable law, at any time prior to the consummation of the Merger, whether before or after approval thereof by the stockholders of Seller, the parties may (a) amend this Agreement and the Plan of Merger, (b) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (d) waive compliance with any of the agreements or conditions contained herein (other than required stockholder and regulatory approvals); provided, however, that after any approval of the Merger by the stockholders of Seller, there may not be, without further approval of such stockholders, any amendment or waiver of this Agreement or the Plan of Merger which (i) modifies either the amount or the form of the Merger Consideration to be delivered to stockholders of Seller, or (ii) is reasonably likely to materially delay or jeopardize receipt of any required regulatory approvals or materially impair or prevent the satisfaction of any other condition to the obligations of Acquiror or Seller set forth in Sections 6.1, 6.2 and 6.3 hereof or may materially delay the Effective Time. This Agreement and the Plan of Merger may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party and which has been authorized by or under the direction of its Board of Directors, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

      7.4    Termination Fees.

    (a)        (i) In the event that (A) a Pre-Termination Takeover Proposal Event (as defined in subsection (iii) below) shall occur after the date of this Agreement and thereafter this Agreement is terminated by either Acquiror or Seller pursuant to Section 7.1(b)(ii) or by Acquiror pursuant to Section 7.1(d) as a result of a willful breach by Seller and (B) prior to the date that is twelve months after the date of such termination Seller enters into an agreement with respect to an Acquisition Proposal or an Acquisition proposal is consummated (it being understood that in the event the Board of Directors of Seller recommends the acceptance by stockholders of Seller of a tender offer with respect to an Acquisition Proposal, such recommendation shall be treated as though an Agreement with respect to an Acquisition Proposal has been entered into on such date) then Seller shall, not later than the date on which Seller enters into an agreement with respect to an Acquisition Proposal (or if no agreement is entered into, on the date such transaction is consummated) pay Acquiror a fee equal to three percent (3.0%) of the sum of the aggregate Merger Consideration and aggregate Option Consideration provided for in this Agreement (“Transaction Value”) by wire transfer of same day funds.

              (ii) In the event that this Agreement is terminated by Seller pursuant to Section 7.1(e) or by Acquiror pursuant to Section 7.1(f) then concurrently with such termination, Seller shall pay to Acquiror a fee equal to three percent (3.0%) of the Transaction Value by wire transfer of same day funds, and such termination shall not be deemed effective hereunder until receipt by Acquiror of such fee.

              (iii) For purposes of this Section 7.4(a), a “Pre-Termination Takeover Proposal Event” shall be deemed to occur if, prior to the event giving rise to the right to terminate this Agreement, an Acquisition Proposal shall have been made known to the senior management or board of directors of Seller or has been made directly to its stockholders generally or any person reasonably qualified to consummate an Acquisition Proposal shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, and such Acquisition Proposal or public announcement shall not have been irrevocably withdrawn not less than five Business Days prior to the Special Meeting with respect to a termination pursuant to Section 7.1(b)(ii) or the date of termination with respect to a termination pursuant to Section 7.1(d). Seller acknowledges that the agreements contained in this Section 7.4(a) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Acquiror would not enter into this Agreement; accordingly, if Seller fails promptly to pay the amount due pursuant to this Section 7.4(a), and, in order to obtain such payment, Acquiror commences a suit which results in a judgment against Seller for the fee set forth in this Section 7.4(a), Seller shall pay to Acquiror its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit.

    (b)        In the event that this Agreement is terminated by Seller pursuant to Section 7.1(b)(i) due to Acquiror’s failure to have available to it sources of capital and financing sufficient to pay, or Acquiror’s failure to pay, the aggregate Merger Consideration and Option Consideration and to pay any other amounts payable pursuant to this Agreement and to effect the transactions contemplated hereby, then Acquiror shall pay to Seller an amount equal to three percent (3.0%) of the Transaction Value. Such amount shall be paid concurrently with the termination as provided in the immediately preceding sentence by wire transfer of same day funds. Acquiror acknowledges that the agreements contained in this Section 7.4(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Seller would not enter into this Agreement; accordingly, if Acquiror fails promptly to pay the amount due pursuant to this Section 7.4(b), and, in order to obtain such payment, Seller commences a suit which results in a judgment against Acquiror for the fee set forth in this Section 7.4(b), Acquiror shall pay to Seller its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit.

    (c)        In the event that this Agreement is terminated by Seller or Acquiror, as the case may be, pursuant to Section 7.1(d) as a result of a willful breach by the other party, then concurrently with such termination, the breaching party shall pay to the non-breaching party a fee equal to $15 million ($15,000,000) by wire transfer of same day funds, and such termination shall not be deemed effective hereunder until receipt by the non-breaching party of such fee. The parties acknowledge that the agreements contained in this Section 7.4(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither party would enter into this Agreement; accordingly, if the breaching party fails promptly to pay the amount due pursuant to this Section 7.4(c), and, in order to obtain such payment, the non-breaching party commences a suit which results in a judgment against the breaching party for the fee set forth in this Section 7.4(c), the breaching party shall pay to the non-breaching party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit.

ARTICLE VIII
MISCELLANEOUS

        8.1    Expenses. Except as provided in Section 7.4, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including legal, accounting, investment banking and printing expenses) shall be borne by the party incurring such costs and expenses, provided that Acquiror and Seller shall each bear one-half of all costs of printing, mailing and filing the Proxy Statement and all filing and similar fees relating to the Merger.

        8.2    Survival. The respective representations, warranties and covenants of the parties to this Agreement shall not survive (i) the Effective Time or (ii) the termination of this Agreement, but shall terminate as of the Effective Time or such termination, respectively, except for the provisions of (i) Article II, Section 5.13 and this Article VIII which shall survive the Effective Time, and (ii) Sections 5.6(b), 5.6(c), 7.4 and this Article VIII which shall survive such termination, respectively.

        8.3    Notices. All notices or other communications hereunder shall be in writing and shall be deemed given if delivered personally, sent by overnight express or mailed by prepaid registered or certified mail (return receipt requested) or by facsimile addressed as follows:

(a)	If to Acquiror or Merger Sub, to:

Hibernia Corporation
2nd Floor
313 Carondelet Street
New Orleans, Louisiana 70122
Attention: Marsha M. Gassan
Facsimile: (504) 533-2367

Copy (which shall not constitute notice) to:

Hibernia Corporation
11th Floor
225 Baronne Street
Attention: Cathy E. Chessin
Facsimile: (504) 533-5595

and

Phelps Dunbar, L.L.P.
20th Floor
365 Canal Street
New Orleans, Louisiana 70130
Attention: Mark A. Fullmer, Esq.
Facsimile (504) 568-9130

(b)	If to Seller to:

Coastal Bancorp, Inc.
Coastal Banc Plaza
5718 Westheimer
Houston, Texas 77057
Attn: Catherine N. Wylie
Senior Executive Vice President
Facsimile: (713) 435-5106

Copy (which shall not constitute notice) to:

Elias, Matz, Tiernan and Herrick L.L.P.
734 15th Street, N.W.
Washington, D.C. 20005
Attn: Jeffrey A. Koeppel, Esq. or
Kevin M. Houlihan, Esq.
Facsimile: (202) 347-2172

or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given as of the date so mailed.

        8.4    Parties in Interest. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party and, except as otherwise expressly provided in Sections 5.13(a)(2), 5.13(a)(3), 5.13(b) and 5.13(c), that nothing in this Agreement is intended to confer, expressly or by implication, upon any other person any rights or remedies under or by reason of this Agreement.

        8.5    Complete Agreement. This Agreement and the Plan of Merger, including the documents and other writings referred to herein or therein or delivered pursuant hereto or thereto, including the confidentiality agreement by and between the parties dated as of October 10, 2003 contain the entire agreement and understanding of the parties with respect to the subject matter hereof and shall supersede all prior agreements and understandings between the parties, both written and oral, with respect to such subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the parties other than those expressly set forth herein or therein.

        8.6    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed an original.

        8.7    Governing Law. This Agreement shall be governed by the laws of the State of Texas, without giving effect to the principles of conflicts of laws thereof.

        8.8    Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

    Enforcement.        The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

SIGNATURES APPEAR ON NEXT PAGE

        IN WITNESS WHEREOF, Acquiror, Merger Sub and Seller have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

HIBERNIA CORPORATION

By: /s/ J. Herbert Boydstun
Name: J. Herbert Boydstun
Title: President and Chief Executive Officer

HIBERNIA ACQUISITION CORPORATION

By: /s/ J. Herbert Boydstun
Name: J. Herbert Boydstun
Title: President

COASTAL BANCORP, INC.

By: /s/ Manuel J. Mehos
Name: Manuel J. Mehos
Title: Chairman and CEO

INDEX OF DEFINED TERMS

Term	Defined in Section No.

Acquiror	First paragraph
Acquiror Bank	4.10
Acquiror Disclosure Schedule	First sentence Article IV
Acquiror Employees	5.13(a)
Acquiror Subsidiaries	4.3(b)
Acquisition Proposal	5.3(a)
Acquisition Transaction	5.3(a)
Agreement	First paragraph
Business Day	1.2
Change in Seller Recommendation	5.3(b)
Claims	5.13(b)
Closing	1.2
Closing Date	1.2
Code	2.2(c)
Commission	3.3(b)
Constituent Corporations	First Whereas paragraph
Costs	5.13(b)
Dissenting Stockholder	2.4
Effective Time	1.2
Environmental Law	3.15
Employees	3.8(a)
Employer	5.13(a)
ERISA	3.8(a)
ERISA Affiliate	3.8(b)
ERISA Affiliate Plan	3.8(b)
ERISA Plan	3.8(b)
Exchange Agent	2.2(b)
Exchange Fund	2.2(e)
FDIA	3.12(a)
FDIC	3.3(b)
FHLB	3.12(b)
GAAP	3.4(b)
Governmental Entity	1.2
Hazardous Substance	3.15
HOLA	3.1(a)
Indemnified Parties	5.13(b)
IRS	3.7(a)
LBCL	1.1
Letter of Transmittal	2.2(b)
Loan Portfolio Properties and
Other Properties Owned	3.15
Material Adverse Change or Material	Article III
Adverse Effect
Merger	1.1
Merger Consideration	1.1
Merger Sub	First paragraph
NASD	3.3(b)
NASDAQ	3.3(b)
Notice	5.3(a)
Option Consideration	2.3
OTS	3.3(b)
Outstanding Seller Stock Options	3.2
party/parties	First paragraph
PBGC	3.8(b)
Plan of Merger	1.1
Pension Plan	3.8(a)
Pre-Termination Takeover
Proposal Event	7.4(a)
Proceeding	5.13(b)
Proxy Statement	3.10
Returns	3.7(a)
Risk Management Instruments	3.20
Seller	First paragraph
Seller Acquisition Agreement	5.3(b)
Seller Affiliate(s)	3.7(a)
Seller Agreement	3.13(b)
Seller Bank	3.12(a)
Seller Common Stock	2.1
Seller Disclosure Schedule	First sentence Article III
Seller Dissenting Shares	1.1
Seller Intermediate Holding Company	3.1(a)
Seller Plans	3.8(a)
Seller Recommendation	5.8
Seller Subsidiaries	3.1(b)
Seller Stock Certificates	2.2(b)
Seller Stock Option	2.3
Special Meeting	5.8
Stock Option Plans	2.3
Superior Proposal	5.3(a)
Surviving Corporation	1.1
Takeover Laws	3.3(c)
Taxes	3.7(c)
TBCA	1.1
TDI	3.3(b)
Transaction Value	7.4(a)(i)
Transferred Employees	5.13(a)
TSLD	3.3(b)
1933 Act	3.9(a)
1934 Act	3.9(a)

Note: Pursuant to Regulation S-K, item 601(b)(2), the exhibits to the Agreement and Plan of Merger have been omitted. The Company will furnish supplementally a copy of any omitted exhibit to the Commission upon request, subject to requests for confidentiality as appropriate.